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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
ANNUAL REPORT FISCAL 2003 ENDED 8/31/2003
AMENDMENT NO. 1

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[**X**] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________

SEC File Number: 000-29610

DESERT SUN MINING CORP.

(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

65 Queen Street West, Suite 810, P.O. Box 67, Toronto ,Ontario, Canada M5H 2M5
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 32,868,484

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes xxx No ___

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 xxx Item 18 ___

Index to Exhibits on Page 67

DESERT SUN MINING CORP.

ANNUAL REPORT FISCAL 2003 ENDED 8/31/2003
AMENDMENT NO. 1

TABLE OF CONTENTS

Mining Glossary

Au: Gold

Breccia:
Rock composed of sharp-angled fragments embedded in a fine-grained matrix.

Deposit:
A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves of ore, unless final legal, technical, and economic factors are resolved.

g/t; g Au/t: Grams per metric tonne; grams gold per metric tonne.

Garimpos:
The term used in Brazil to describe artesanal mine workings done by garimpeiros(free miners)

Hectare:
A unit of area in the metric system equal to 10,000 square meters, and the equivalent of 2.471 acres in British Imperial and U.S. customary measure.

Induced polarization:
This is a type of geophysical survey, whereby electric current is injected into the ground causing some materials, especially sulphides, to become polarized. This phenomenon is called induced polarization and the physical property that is measured is called chargeability.

Jacobina Mineração e Comércio SA ("JMC"):
The Brazilian company that owns the Jacobina project and is 100% owned by the Company.

Micon International Limited:
A geological consulting company that has reviewed information on the project, and prepared a number of reports for Canadian regulatory authority purposes.
<r>
Mineralized material:
Tonnage and grade estimate for non-reserve materials where sampling and geologic understanding is sufficient for classification as reserves, but that may not pass the economic test.
</r><
Net profits royalty:
A phrase used to describe a royalty payment made by a producer of metals based on a percentage of revenue from production, less deduction of the costs of commercial production, including exploration, capital and operating costs.

Net smelter return royalty:
A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Ore: A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably separated.

ounces/oz: Troy ounces.

oz/ton: Troy ounces per short ton.

Paleoplacer:
Refers to a gold deposit in ancient sediments that is thought to have formed by erosional processes similar to those which formed modern placer gold deposits.

<r>

"probable reserves" Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are further apart or otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

"proven reserves" Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, working or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling, and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well-established.

"reserve" That part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

</r>

Quartz:
A common mineral, silicon dioxide, occurring in crystals and grains. The chief component of sand.

Stratigraphy:
The arrangement of rock strata, especially as to geographic position and chronological order of sequence.

ton: Short ton (2,000 pounds).

tonne: Metric tonne (1,000 kilograms).

INTRODUCTION

Desert Sun Mining Corp. was continued on 3/20/2003 under the Canada Business Corporations Act and is now organized under the laws of Canada. In this Annual Report, the "Company", "we", "our", and "us", refer to Desert Sun Mining Corp. and its subsidiaries collectively (unless the context otherwise requires). Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information. Our principal corporate offices are located at 65 Queen Street West, Suite 810, P.O. Box 67, Toronto, Ontario, Canada M5H 2M5; our telephone number is 416-861-0341.

BUSINESS OF DESERT SUN MINING CORP.

Desert Sun Mining Corp. is a mineral company engaged directly, and indirectly through subsidiaries, in the acquisition and exploration of mineral properties. The Company's primary property is the Jacobina Mine Property located in the state of Bahia, in northeastern Brazil. The Company completed a formal bankable/economic/legal feasibility study in August 2003.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, principally in ITEM #4, "Information on the Company" and ITEM #5, "Management's Discussion and Analysis of Financial Condition and Results of Operations". These statements may be identified by the use of words like "plan," "expect," "aim," "believe," "project," "anticipate," "intend," "estimate," "will," "should," "could" and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. In particular, these include statements about the Company's strategy for growth, property exploration, mineral prices, future performance or results of current or anticipated mineral production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties. Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Annual Report under ITEM #3, "Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

--- No Disclosure Necessary ---

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

--- No Disclosure Necessary ---

ITEM 3. KEY INFORMATION.

3.A.1. Selected Financial Data

3.A.2. Selected Financial Data

The selected financial data of the Company for Fiscal 2003/2002/2001 ended August 31st was derived from the financial statements of the Company that have been audited by McGovern Hurley Cunningham and DeVisser Gray, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Annual Report. The selected financial data of the Company for Fiscal 2000/1999 ended August 31st was derived from the financial statements of the Company that were audited by DeVisser Gray and Staley Okada Chandler & Scott, independent Chartered Accountants; these financial statements are not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS). All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 3
Selected Financial Data
(CDN$ in 000, except per share data)

	Year Ended 8/31/2003	Year Ended 8/31/2002	Year Ended 8/31/2001	Year Ended 8/31/2000	Year Ended 8/31/1999
CANADIAN GAAP					
Sales Revenue	$0	$0	$0	$0	$0
Loss From Operations	($2254)	($125)	($39)	($69)	($904)
Loss for the Period	($2254)	($125)	($39)	($69)	($904)
Basic Loss per Share	($0.09)	($0.01)	($0.00)	($0.01)	($0.07)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Wtg. Avg. Shares (000)	25048	15780	13801	13003	13013
Period-end Shares O/S	32868	16825	15536	12992	13013
Working Capital	$6414	$1760	($175)	($134)	($286)
Mineral Properties	3147	$36	$23	$11	0
Long-Term Debt, etc.	0	0	0	0	0
Capital Stock	16952	7133	6938	$6693	$6693
Shareholders' Equity	9601	1796	(145)	(115)	(283)
Total Assets	10988	1812	32	31	16
US GAAP					
Net Loss	($5615)	($190)	($51)		
Loss per Share	($0.22)	($0.01)	($0.00)		
Wtg. Avg. Shares (000)	25048	15234	13255		
Mineral Properties	$0	$0			
Shareholders' Equity	6152	$1784			
Total Assets	6640	$1800			

(1) Cumulative Net Loss since incorporation through 8/31/2003 under US GAAP was ($12,911,184).

(2) a) Under US GAAP, all costs related to exploration-stage properties are expensed in the period incurred.
b) Under US GAAP, stock-based compensation is detailed in a footnote; Canadian GAAP expenses stock-based compensation for stock options granted to non-employees.
c) Under US GAAP, contingently cancelable (and escrowed) common shares (546,238 shares for Fiscal 2002/2001) are excluded from the calculation of weighted average number of shares

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of six most recent fiscal years ended August 31st, the average rates for the period, and the range of high and low rates for the period. The data for each month during the most recent six months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
January 2004		1.33	1.27	1.33
December 2003		1.34	1.29	1.29
November 2003		1.34	1.30	1.30
October 2003		1.35	1.30	1.35
September 2003		1.39	1.35	1.35
August 2003		1.41	1.38	1.39
Fiscal Year Ended 8/31/2003	1.45	1.60	1.33	1.39
Fiscal Year Ended 8/31/2002	1.57	1.61	1.51	1.56
Fiscal Year Ended 8/31/2001	1.53	1.58	1.47	1.55
Fiscal Year Ended 8/31/2000	1.47	1.51	1.44	1.47
Fiscal Year Ended 8/31/1999	1.51	1.56	1.45	1.50

3.B. Capitalization and Indebtedness
3.C. Reasons For The Offer And Use Of Proceeds

--- No Disclosure Necessary ---

3.D. Risk Factors

<r>Potential Loss of Key Management Personnel could Adversely Effect the Company</r>
While engaged in the business of exploiting mineral properties, the nature of the Company's business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. The Company's growth will depend on the efforts of its Senior Management, including its President, Stan Bharti, its V.P. of Exploration, William Pearson, its V.P. of Operation, Kurt Menchen, its COO, Peter Tagliamonte, and its CFO, Stephen Woodhead. Loss of these individuals could have a material adverse effect on the Company. The Company has no key-man life insurance; however, there are written consulting agreements with the following: Gerald McCarvill, Stan Bharti, William Pearson, Kurt Menchen, Peter Tagliamonte and Stephen Woodhead.

<r>Conflicts of Interest may Arise as a Result of Management and Directors Being Associated with Other Resource Companies</r>
Certain of the Directors and Senior Management of the Company (specifically, Stan Bharti, Peter Bojtos, Kam Gill, Gerald P. McCarvill, William Pearson, Kenneth Taylor and Stephen Woodhead) are also Directors and/or Senior Management and/or significant shareholders of other companies, including those also involved in natural resources; refer to ITEM 6.A. for resumes. As the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. Law requires the directors of the Company to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time. If not properly resolved, the Company could be placed at a disadvantage when considering which properties to acquire/explore and if/how to explore existing properties.

Control by Principal Stockholders, Officers and Directors Could Adversely Affect the Company's Stockholders
The Company's Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company's stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company's assets) and to control the Company's management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company's stock.

<r>Dilution Potential from the Exercise of Employee/Director/Consultant Options</r>

Because the success of the Company is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted causing possible loss of investment value.

<r>Stock Market Price and Volume Volatility may Result in an Inability to Sell Significant Quantities of Common Shares without a Significant Reduction in the Price of the Common Shares</r>

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry. The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the development of production from such properties and may adversely affect the Company’s ability to raise capital to explore existing or new mineral properties. The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations. Stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

<r>Company will Require Additional Financing to Finish Property Exploration/ Development which may result in delays or dilution</r>

The Company is engaged in the business of exploiting mineral properties. The Company believes it has sufficient funds to undertake its planned operations and exploration projects during Fiscal 2004. Additional financing will however be required to continue exploration and to develop the mineral properties identified and to place them into commercial production. Development costs are currently estimated at US$30 million. The exploitation of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the lease of assets, debt financing, equity financing or other means. Failure to obtain such financing may result in delay or indefinite postponement of work on the Company’s mineral properties, as well as the possible loss of such properties. Such delays, and possible inability to proceed with planned operations could cause loss of investment value.

<r>Company has a History of Losses, and Losses will Continue Unless the Property is Sold or Brought into Profitable Production</r>

The Company has a history of losses: ($2,254,073), ($125,421) and ($38,569) in Fiscal Year 2003/2002/2001. <r>With recent capital infusions, the Company has sufficient funds to enable Fiscal 2004 operations and administration; however, the Company will require significant additional funding to meet its long-term business objectives.</r> Capital will need to be available to help maintain and to expand work on the Company’s principal exploration property. The Company may not be able to obtain additional financing on reasonable terms, or at all. If equity financing is required, then such financings could result in significant dilution to existing shareholders. If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity. There is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing and/or loans. Such losses and the resulting need for external financings could result in losses of investment value.

<r>Broker-Dealers may be Discouraged from Effecting Transactions in our Common Shares because they are Penny Stocks and are Subject to the Penny Stock Rules.</r>

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock". A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. The Company's shares are quoted on the Toronto Stock Exchange, and the price of the common shares ranged from CDN$0.77 (low) to CDN$2.15 (high) during the period from 1/1/2003 to 12/31/2003; the closing price of shares on 2/29/2004 was CDN$1.48. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Company's shares, which could severely limit the market liquidity of the shares and impede the sale of shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

<r>U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against the Company or its Directors, Controlling Persons and Officers</r>

It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated under the laws of Canada under the *Canada Business Corporations Act.* A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada <r>and Brazil. </r> As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example, where:

a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;
b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;
c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;
d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;
e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;
f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or
g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

<r>As a "foreign private issuer", the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act, which may result in shareholders having less complete and timely data regarding the affairs of the Company and insiders of the Company</r>

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Desert Sun Mining Corp. and its subsidiaries hereinafter also are referred to as the "Company". The Company was incorporated in May 1980. In May 2002, the Company entered into an agreement with William Multi-Tech Inc. and on January 2003, William changed its name to Valencia Ventures Inc. ("Valencia"). The agreement was to earn a 51% interest in Valencia's wholly owned subsidiary, Jacobina Mineracao e Comercio. To earn the 51% interest, the Company was required to spend US$2,000,000 exploring the Jacobina property prior to 12/31/2004. In September 2002, the Company entered into an agreement to acquire the remaining 49% interest in the Jacobina Property for CDN$5 million in cash or stock, 90 days after earning its initial 51% interest. The Company has now fulfilled all of its obligations to Valencia and has acquired a 100% interest in Jacobina Mineração e Comércio..

The Company's executive office is located at:

65 Queen Street, Suite 810, P.O. Box 67, Toronto, Ontario, Canada M5H 2M5
Telephone: (416) 861-0341
Facsimile: (416) 861-8165.
Website: www.desertsun.com
Email: twonnacott@desertsunmining.com

The contact person is: Tony Wonnacott, Corporate Secretary.

The Company's fiscal year ends August 31st, however it has changed its yearend to December 31st to match that of its principal subsidiaries in Brazil so its next fiscal yearend will be December 31, 2004.

The Company's common shares trade on the Toronto Stock Exchange in Toronto under the symbol "DSM". The Company's common shares were listed on the Berlin Stock Exchange under trading symbol "DRT", on 6/9/2003. The Company's common shares were listed on the Frankfurt Stock Exchange under trading symbol "DRT", on 10/7/2003.

The Company has an unlimited number of common shares without par value authorized. At 8/31/2003 and 8/31/2002, respectively, there were 32,868,484 and 16,825,108 common shares issued and outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

On 5/21/1980, the Company was incorporated under the name Fredonia Oil & Gas Ltd. under the laws of British Columbia by registration of its Memorandum and Articles with the British Columbia Registrar of Companies. On 8/20/1984, the Company changed its name to Consolidated Fredonia Oil & Gas Ltd. On 2/20/1986, the Company changed its name to Sun River Gold Corp. and adopted new Articles by filing a special resolution with the Registrar of Companies for British Columbia. On 3/11/1991, the Company changed its name to Yellow Point Mining Corp. On 8/26/1994, the Company changed its name to Desert Sun Mining Corp. The Company was continued on 3/20/2003 under the *Canada Business Corporations Act* and is now organized under the laws of Canada. The name changes were effected in an attempt to better identify the Company's current operations. On 3/20/2003, the Company filed Articles of Continuance pursuant to section 187 of the *Canada Business Corporation's Act* ("CBCA") to continue the company from British Columbia under the provisions of the CBCA. Also on 3/20/2003, Desert Sun amended its Articles to increase its authorized share capital to an unlimited number of common shares without par value.

The following sets forth the names of the two wholly-owned subsidiaries of the Company, their respective jurisdictions of incorporation and the Company's current voting and equity interest therein:

DESERT SUN MINING CORP.; Canada

a. DSM Participacoes Ltd.; Brazil
b. Jacobina Mineração e Comércio. Ltda.; Brazil

Financings

The Company has financed it operations through funds raised public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants. The funds raised were used for the capital expenditures described below and for working capital purposes.

Date	Nature of Share Issuance	Number of Shares		Capital Raised
5/18/2000	Private Placement	2,500,000	Special Warrants	$236,250
Fiscal 2001	Property Acquisition	44,000	Common Shares	$8,360
Fiscal 2002	Options Exercised	789,290	Common Shares	$94,715
5/21/2002	Private Placement	500,000	Units	$100,000
Fiscal 2003	Options Exercised	961,790	Common Shares	$272,765
Fiscal 2003	Warrants Exercised	835,000	Common Shares	$433,517
9/02/2002	Conversion	5,000,000	Special Warrants	$1,872,475
2/28/2003	Private Placement	4,701,065	Units	$4,508,533
7/22/2003	Private Placement	4,545,455	Units	$4,577,657
Fiscal 2004	Options Exercised	332,500	Common Shares	$205,350
Fiscal 2004	Warrants Exercised	2,244,000	Common Shares	$1,223,700
9/10/2003	Private Placement	8,115,000	Common Shares	$11,198,700
10/16/2003	Jacobina Acquisition	1,851,852	Common Shares	$3,000,000
11/20/2003	Private placement	11,764,707	Units	$17,684,071

Capital Expenditures

Fiscal 1998: $353,880 for mineral property exploration
$3,700 for mineral property acquisition
$2,260 for security deposit
$355,320 for investing activities

Fiscal 1999: $92,080 for mineral property exploration
$2,315 for security deposit
$89,765 for investing activities

Fiscal 2000: $10,685 for mineral property exploration

Fiscal 2001: $4,204 for mineral property exploration

Fiscal 2002: $35,836 for mineral property exploration

Fiscal 2003: $3,111,662 for mineral property exploration/acquisition
$42,407 for capital assets

FY2004 through 11/30/2003:
$3,005,602 for mineral property exploration/acquisition
$16,252 for capital assets

4.B. BUSINESS OVERVIEW

Bahia Gold Belt

The Company's work to date has outlined an extensive mineralized belt, known as the "Bahia Gold Belt", which extends over 110 kilometres in strike length and has numerous garimpos (free miner workings). This belt includes the quartz pebble conglomerates of the Serra do Córrego Formation which hosts the former mines at Jacobina. In addition to the conglomerates, gold mineralization also occurs in extensive shear zones and faults in sedimentary and intrusive rocks associated with silicification, quartz veining and breccia zones.

Work by the Company geological staff in the northern part of the Bahia Gold Belt has confirmed that the Serra do Córrego conglomerates which were previously thought to terminate just north of the town of Jacobina extend for a further 45 kilometres along strike to the north. The total strike length of this prolific formation is thus at least 75 kilometres. Garimpos have been identified at a number of locations along the new strike extent. Fuchsite (green mica) is widespread and many areas with iron oxides likely resulting from weathering of pyrite have been identified. Stream geochemical sampling data from surveys completed by the <r>Bahian</r> Geological Survey indicate that the gold geochemical signature of the northern extension of the Serra do Córrego Formation is very similar to the southern area where the former mines are located.

In addition to the major extension of the Serra do Córrego Formation, the Company geological staff have outlined a second major target area known as the "Serra de Pindobaçú Outlier". This area is a 16 kilometre long, up to one kilometre wide outlier of Jacobina group sedimentary rocks surrounded by a complex of metamorphic rocks. Numerous gold garimpos occur across the entire strike length. Gold mineralization occurs as fine native gold and with pyrite and fuchsite (green mica) associated with silicification, quartz veins and breccia zones within quartzites, conglomerates, andalusite schists and mafic intrusives in a series of major shear zones within the outlier.

Jacobina Mine Area

The Company commenced exploration in the Jacobina Mine area in September 2002 and at 2/29/2004 had completed 46 holes totaling 12,800 metres to test eight major target areas. The results have confirmed the excellent potential to expand the known resources at Jacobina as well as outline new zones. In September 2003, as a result of these encouraging results and the positive feasibility study, the Company announced a major expansion of the exploration program at a cost of US$5 million. <r> This program, to include 41,500 metres of drilling, will focus on outlining addition reserves in mine areas (João Belo, Itapicuru (Basal Reef) and Canavieiras); testing for extensions to known mineralized zones down-dip and along strike of reserves in mine areas; and targets identified in the Phase I program.</r>

<r>

Geology of Jacobina Mine area

The gold mineralization of the Jacobina mine is hosted within quartz pebble conglomerates of the Serra do Córrego Formation, the lowermost sequence of the Jacobina Group. The Serra do Córrego Formation averages 500 m in thickness, but can range up to 1,000 m. It is exposed at surface over a strike length of 75 km within the 110 km length of the property. Elsewhere it is covered by the overlying Rio do Ouro Formation. In the area of the former mines, the Jacobina Group forms a prominent ridge more than 400 m high, reaching to 1,200 m above sea level.

As a result of mapping within the mines, the Serra do Córrego Formation has been subdivided into three Members, an Upper and Lower Conglomerate separated by an Intermediate Quartzite. Within the two Conglomerate Members several individual conglomerate beds or "reefs" have been identified. Mining has occurred within many of these reefs in both the Upper and Lower Conglomerate. Stratigraphic work has correlated some of these reefs between the mines over a distance of several kilometres. The Jacobina Group has been intruded by both mafic and ultramafic dykes and sills that weather to form steep-sided valleys. The mafic dykes occupy east-west trending faults and the ultramafic dykes strike parallel to bedding.

Gold mineralization at Jacobina occurs as free gold occurring primarily in the matrix of the quartz pebble conglomerates, and, to a lesser extent, in the adjacent quartzites. The gold is native and usually very fine-grained. It generally occurs within the more highly sorted and rounded quartz pebble conglomerate reefs. The gold-bearing reefs are typically 1.5 to 15 m wide, but the thickness may be as much as 25 m at João Belo.

Gold mineralization is very continuous along strike at most of the deposits mined and mineralization can often be traced for hundreds of metres and, occasionally, up to one kilometre. The highest grades tend to be at the upper, and, sometimes, the lower contacts. The gold commonly occurs associated with pyrite, but there is no direct correlation between the amount of pyrite and gold grade, and the presence of pyrite does not guarantee the presence of significant gold values. There is also a broad association of gold mineralization with the development of fuchsite.

Anglo American had proposed a Witwatersrand-type paleoplacer model for the deposits of the Jacobina area. Recent exploration work by DSM has advanced the understanding of the structural controls on the deposits. This work indicates that structure has probably played a more important role than previously thought in controlling the current distribution of mineralization.

Figure No. 2 shows the geology of the Jacobina mine area with the location of the principal targets areas which are discussed in more detail below.

Figure No. 2
Jacobina Geology Map
</r>


Rio Coxo
Maneira Zone
Canavieiras Mine
Itapicurú Mine
João Belo Mine
Jacobina
Itapicurú
Serra Branca
Pingadeira & Americano
Canavieiras LU & MU
Liberino & Piritoso
Serra do Córrego LU & MU
Morro do Cuscuz
Morro do Vento
João Belo Norte
João Belo Sul
Campo Limpo
N
LEGEND
Basic & Ultrabasic Intrusives
Cruz das Almas Formation
Cruz das Almas and Rio do Ouro Formations
0
5
km
DESERT SUN MINING CORP.
Serra do Córrego Formation
Upper Quartzite
Upper Conglomerate
Intermediate Quartzite
Lower Conglomerate
Basal Quartzite
Mundo Novo Greenstone Belt
Basement
Gold Bearing Reefs
Faults
Thrust Fault
Road
Settlements
PROPERTY GEOLOGY and MAJOR TARGET AREAS

Morro do Vento

The Company has identified a potentially large open pittable target zone in the Intermediate reefs at Morro do Vento located 1.5 kilometres south of the processing plant. At Morro do Vento, the Intermediate reef package consists of quartz pebble conglomerate layers interbedded with quartzite that averages about 70 metres wide and extends along strike for two kilometres. This package has been previously explored by 20 wide-spaced diamond-drill holes over the two-kilometre strike length as well as in limited underground workings. Conglomerates comprise approximately 25% to 40% of the package and have an overall average grade ranging from 1.5 to 1.7 grams per tonne gold (g Au/t) in these drill holes.

In July 2003, the Company released results from the first two holes. Hole MVT-289, collared at the south end of the target area, intersected 4.42 g Au/t over 11.8 metres true width and a second intersection returned 1.39 g Au/t over 15.7 metres true width including 2.81 g Au/t over 6.1 metres true width. Hole MVT-291, collared about 500 metres north of MVT-289 under an area with extensive garimpos, returned 1.48 g Au/t over 44.3 metres true width including 2.58 g Au/t over 17.1 metres true width.

Since July 2003, the Company has released <r>five additional sets of drilling results which continue to confirm the potential for a major open pittable resource at Morro do Vento. The Company is currently carrying out a definition drill program to define sufficient mineralized material upon which to base a pre-feasibility study.</r>

João Belo Sul

Drilling <r>by the Company</r> has identified a major extension of the reef mined at the João Belo Mine, 3 kilometres south of the mine at João Belo Sul. JBA-292 intersected 3.75 g Au/t over a true width of 14.6 metres at a depth of about 69 metres below surface. This intersection included a high-grade section of 10.62 g Au/t over 3.6 metres true width. JBA-293, 450 metres north of this hole, returned 1.69 g Au/t over a true width of 11.4 metres at a depth of about 94 metres below surface with a higher grade section of 3.68 g Au/t over 2.8 metres true width.

Both intersections in JBA-292 and 293 correlate well with surface exposures of the quartz pebble conglomerates that have garimpos along the horizon and are in the same stratigraphic units as the reefs previously mined at João Belo. This work establishes more than a 3 kilometre horizontal continuity of the favourable horizon from the João Belo open-pit. The underground workings and drilling at João Belo, which extended down to 500 metres below the surface, give an indication to the down-dip potential of these rock units. The horizon was still open at the base of the João Belo mine. The Company is currently drilling a series of 9 widely spaced holes to test the João Belo Sul - João Belo Mine system across the 3 kilometre strike length.

The mineralized horizons intersected in the holes at João Belo Sul continue to the south for an additional 9 kilometres of strike length to the Campo Limpo area. Eight wide spaced holes were previously completed over a strike length of 1,000 metres at Campo Limpo in the 1980’s that returned several significant results including 3.76 grams gold per tonne over 9.5 metres true width and 2.65 grams gold per tonne over 7.4 metres true width.

Serra do Córrego

Work by the Company has already demonstrated the cost effectiveness of upgrading existing inferred mineral resources to probable mineral reserves. At Serra do Córrego, drilling of 19 holes in the Intermediate reefs totaling 2,000 metres by the Company combined with historical data outlined an indicated mineral resource that was nearly doubled. This work provided a third production area in the feasibility study and increased the mineral reserves as estimated by Dynatec by a nearly equal tonnage at only a slightly lowered g Au/t cut-off. The cost for conversion of inferred mineral resource to probable mineral reserve at Serra do Córrego was about US$3 per reserve ounce. It is expected that a comparable success rate and cost per new reserve ounce can be achieved for inferred mineral resources in the major mine areas.

An additional potential open pittable zone in the Maneira and Holandez reefs has also been identified at Serra do Córrego. These reefs are approximately 200 metres stratigraphically above the Intermediate reefs and are exposed continuously over a strike length of 1,800 metres on the east flank of the Serra do Córrego hill. There are numerous garimpos (free miner workings) along much of this exposure. SCO-83, the first drill hole of the Phase II program, returned very encouraging results of 3.70 g Au/t tonne over a true width of 9.9 metres in the Maneira reef and 0.86 g Au/t over 7.4 metres true width in the Holandez reef.

Canavieiras

The former Canavieiras mine is located 3 kilometres north of the processing plant and is located in a block bounded by faults that is approximately 1.2 kilometres long and 400 metres wide. In contrast to the main conglomerate trend, Canavieiras is characterized by moderate folding resulting in structural upgrading of gold mineralization in the reefs. Past production, primarily from the Piritoso and Liberino reefs, in the Canavieiras Mine totaled 458,247 tonnes at a grade of 8.65 g Au/t. The Company work has focused on evaluating the full stratigraphic package hosting the favourable conglomerate beds which is estimated to be over 300 metres thick. Major targets include:

1. MU and LU reefs covering a target area of 160 metres by 220 metres about 50 metres below the Canavieiras mine workings, from which previous drilling returned intersections of 7.07 over 24.2 metres true width and 4.65 g Au/t over 25.9 metres true width, respectively;
2. Maneira and Holandez reefs covering a target area of 500 metres by 200 metres about 20 metres above the mine workings which has previous drill intersections of 6.75 g Au/t over 11.3 metres true width and 4.31 g Au/t over 7.2 metres true width; and
3. Potential high grade extension zone in a target area 130 metres by 120 metres in the Piritoso reef adjacent to the old stope in the southern end of the mine with previous results including 10.02 g Au/t over 2.6 metres true width and 12.09 g Au/t over 1.8 metres true width.

Dewatering of the Canavieiras mine has been completed and services <r>have been installed for underground drilling which commenced</r> in early December 2003. A total of 6,500 metres in 36 holes are planned to test major target areas. Only limited slashing and one short cross-cut are required to be completed for drill setups. The effectiveness of the previous surface drilling at Canavieiras was very limited due to the difficulty of setting up holes to properly test these targets. Underground access will allow efficient testing of the potential of these zones in a deposit that has historically yielded the highest grade gold ore in the camp.

Re-Development of the Jacobina Mine

<r>

Ore Reserves

Dynatec, as part of the SNC Lavalin Feasibility Study, estimated proven and probable reserves as set out in the Table below. The geological interpretation, grade distribution, dilution and grade interpolation used in preparation of the reserve estimation was reviewed and confirmed by Micon International in August 2003. 15% dilution and an allowance for mining recovery was incorporated into the reserve estimation. The grade of dilution was estimated from diamond drilling information. The cutoff grade was 1.3 g Au/t. Reserves were estimated using the conventional polygonal method on vertical longitudinal sections. This is the same method that was used throughout the past mine production, the results of which reconciled closely with production.

Estimated Reserves at Jacobina by Dynatec as of August 2003

	Proven		Probable		Proven + Probable	
Area	Tonnes	Au (g/t)	Tonnes	Au (g/t)	Tonnes	Au (g/t)
Joao Belo	1,720,000	2.20	5,750,000	2.08	7,471,000	2.10
Basal Reef	Nil	Nil	2,304,000	2.51	2,304,000	2.51
Serra do Córrego	Nil	Nil	972,000	2.14	972,000	2.14
TOTAL	1,720,000	2.20	9,026,000	2.19	10,746,000	2.20

Gold Price US$300/ounce
$R to $US Exchange rate: 3:1
Cutoff Grade: 1.3 g Au/t
Dilution at 15% at grade estimated from diamond drilling information (0.25 g Au/t to 0.35 g Au/t depending on zone)
Mining recovery includes allowance for pillars
Reserves meet the requirements of SEC's Industry Guide 7.

In addition to the reserves, the property also contains mineralize material of 659,000 tonnes grading 5.88 g Au/t in the former Canavieiras mine.

</r>

SNC Lavalin Feasibility Study

In September 2003, the Company announced positive results of the Feasibility Study by SNC-Lavalin Engineers & Constructors that confirmed the economic viability of re-opening the Jacobina Mines. SNC concluded that the Jacobina Mines could produce 102,500 ounces gold per year at a cash cost of US$189 per ounce beginning in 2005. The capital cost net of pre-production cash flow was estimated at US$30.7 million with recovered gold including pre-production estimated at 731,000 ounces over the 7 year mine life. The average operating cost has been estimated to be US$12.89/tonne milled. The After Tax Internal Rate of Return (IRR) is estimated to be 39% at US$350/oz. A 10% increase in the gold price would add 9.9% to the estimated IRR.

The Company’s current plans, which are the subject of the Feasibility Study, comprise the expansion, refurbishment and re-commissioning of the existing plant to process 4,200 tonne/day or 1,512,000 tonne/year, with mill feed being sourced from the João Belo (3,000 tpd), Basal Reef (Itapicuru - 800 tpd) and Serra do Córrego mining areas (400 tpd). João Belo and Basal Reef were previously mined whereas the Serra do Córrego is a new planned mining area outlined by the current exploration program. <r> The existing plant has a capacity of 3,000 tpd and has been on care and maintenance since the shutdown of the mine by William Resources, the previous operator, in December 1998. The ball mills were jacked up from their base to preserve the bearings and the complex has had 24 hours security since its closure. SNC Lavalin carried out a detailed assessment of the condition of the equipment on site as part of the feasibility study and found that overall the condition of the major components was good. Power is readily available at the site from the national power grid which has now been connected to the main plant facilities and mines.

The Company is currently implementing the feasibility study according to the schedule developed by SNC. It is anticipated that milling will begin in Q1 of 2005 with full production by Q2of 2005.

SNC-Lavalin prepared the metallurgical aspects of the feasibility study. A program of metallurgical test work was carried out on samples of mineralized materials from the Serra do Córrego deposit by SGS Lakefield in Lakefield, Ontario. The mineralized material from Serra do Córrego is very similar to mineralization from the other areas with reserves.

Material for the test work was made available from surface exploration drill holes drilled by DSM in the first half of 2003 in the Serra do Córrego deposit. The selection of samples was carried out by SNC-Lavalin and was based on geological and assay information from the drill core logs made available by DSM. The samples selected were representative of near cutoff grade, low-grade, medium-grade and higher-grade material in the deposit.

The results of the test work by Lakefield indicated that for the samples studied, leach extractions of 97% could be achieved in 24 hours leaching at a grind size of 80% passing 100 ųm, which represented the reported historical plant grind size. Leach kinetics were also evaluated at grind sizes of 80% passing 82 ųm and 125 ųm. Extractions were unaffected by grind size within the range examined.

SNC prepared a design criteria and mass balances of the process plant for a throughput of 190 tons/hour to meet planned production requirements, which Dynatec concluded was attainable. As a result of metallurgical tests by Lakefield Research on drill core from Serra do Córrego, SNC has concluded that a leach time of 24 hours will increase the recovery rate to 96.5% as compared to the historic rate of 92.3%. On the basis of the test work, SNC added four additional agitated leach tanks to increase the leach capacity to 24-hours residence time from the pre-existing hours. A number of other improvements to the plant, including a modern process control system, were also identified and these will be implemented. </r>

SNC reviewed the environmental requirements with the assistance of GEST, a Brazilian-based engineering firm, and concluded that the risk of significant environmental contamination from effluent discharges and emissions is low and that the risk of TMF failure or environmental contamination is also low. It was felt that environmental permitting and approvals can be obtained in a timely manner and that the risk of contamination following closure is low.

Mining

According to the Dynatec Report, mining at the Jacobina site will be by sub-level open stoping methods using trackless techniques. Access to the mine will be via existing adits and ramps with extensions where required. The mine plan consists of stopes that approximately extend from 786 level to 730 level, 730 level to 665 level, 665 level to 605 level and 605 level to 475 level (working down dip). The vertical stope height is approximately 60 metres except for the 605 level to 475 level stope blocks. Generally, the layout provides for drill drives to be established at intervals that generally limit longhole drilling to approximately 30 metres.

Drilling will be by tire-mounted, top-hammer drill rigs and will take place from the sub-level and the drill drift or undercut drift. Drill patterns have been based on the experience of the previous mine operation. ANFO will be the blasting agent used in the upholes. Cartridges of emulsion type explosive will be used for downholes and when wet conditions are encountered. All production mucking will be performed by 6.2 metre three load-haul-dump machines equipped with remote controls. Volvo 35 trucks will transport the ore to a surface stockpile. In the opinion of SNC, the mine plan proposed by Dynatec is reasonable.

Recoverability

Based on the metallurgical testwork completed by Lakefield and the historical operating history of the property, gold recovery during the conventional carbon-in-pulp circuit has been estimated by SNC to be 96.5%.

Plant Infrastructure

Plant infrastructure has been based on SNC's observations at the Jacobina mine site and information provided by GEST and the Corporation. The existing access road from the town of Jacobina will provide access to the Jacobina plant. Freshwater supply will be taken from the existing Cuia water dam. The existing freshwater distribution pumps, firewater pumps and potable water treatment pumps will be refurbished. Mine water will be supplied to each of the operating mines. Sewage from the process plant and the Joao Belo mine will be collected and disposed of in the existing sewage collection systems. The existing system of stormwater diversion drains and ditches divert clean stormwater around the process plant site area. The system is designed for zero stormwater discharge from the process plant area.

Water Management

Water management aspects of the Feasibility Study have been based on the observations of SNC and information provided by GEST and the Corporation. Input has been provided by GEST under the supervision of SNC. The capacity of the existing tailings management facility (''TMF'') has been estimated to be 4.5 Mt. This estimate is based on the existing pond elevation of 632 metres and a current maximum storage design elevation of 640 metres. Dam capacity will be adequate for three years at the proposed 1.5 Mt/a deposition rate. As of the second year after starting of the project, it will be necessary to raise the main dam and to build two saddle dams. It will be necessary to construct new drainage diversion ditches when the tailings dam is raised. The new ditches will be at the higher elevation to divert drainage around the raised dam and the two saddle dams.

Environment

Although an environmental impact assessment (''EIA'') is not specifically required by Brazilian regulation to restart a previous operating mining project, the Corporation retained GEST to work with SNC to review the environmental regulatory framework, compile historic environmental data, review the proposed design for the Jacobina restart, provide a preliminary assessment of potential impacts and suggest measures that could be incorporated into the design of the facility to minimize the significance of potential impacts and ensure compliance with applicable regulatory standards. Specific environmental tasks conducted during the feasibility stage included:

a. a preliminary inventory of existing environmental conditions, characterizing the general region of the mine location and the project site carried out by GEST and confirmed by SNC through their site visits;
b. initial consultation with state and federal environmental agencies by the Company and GEST;
c. a preliminary inventory of existing environmental contamination that resulted from the previous Jacobina mine operation, as observed by GEST and confirmed through SNC's site visits;
d. an overview of the environmental regulatory framework and licensing requirements provided by GEST;
e. a preliminary environmental impact assessment of the proposed mine restart, including design modifications and mitigation to reduce the environmental impact of the restart project, which was supervised by SNC;
f. development of the objectives and framework for an environmental management plan supervised by SNC; and
g. conceptual rehabilitation and closure plan developed by SNC with some data and advice provided by GEST.

Based on information provided by GEST and the Corporation, SNC concluded that:

a. the risk of significant environmental contamination from effluent discharges and emissions is low;
b. the risk of TMF failure or environmental contamination is low;
c. environmental permitting and approvals can be obtained in a timely manner;
d. the risk of contamination following closure is low.

It is the opinion of SNC, on the basis of its observations and information provided by the Corporation and GEST, that at this stage the risk of significant environmental impacts and/or schedule delays arising from environmental or socio-economic concerns, either during operation, or following closure, is considered to be low. Additional studies and analyses at a higher level of detail will need to be conducted in subsequent stages of development to confirm these conclusions.

SNC recommended that during basic engineering the environmental component be expanded to include the following key activities:

a. preparation of an environmental management plan;
b. preparation of a comprehensive site closure and rehabilitation plan, including a refined estimate of costs and schedule for implementation of closure activities;
c. ongoing consultation with municipal, state and federal environmental regulatory agencies and further refinement of the regulatory framework which applies to the restart of operations;
d. further coordination of environmental elements into facility design;
e. additional data collection in areas considered important for updating the pre-construction environmental baseline and for facility design (expected to include surface and groundwater sampling and additional characterization of historic contamination);
f. preparation of necessary permit applications and all supporting analyses/documentation, including a more comprehensive environmental assessment document; and
g. community consultation activities.

Implementation Schedule

Major milestones for the development of the Jacobina project are as follows:
<r>

Milestone Description	Date
Approval to proceed with engineering	October 2003
Commence Joao Belo mine dewatering	January 2004
Commence pre-production mine development	July 2004
Commence pre-start milling	September 2004
Commence commissioning for full production	November 2004
Commence process procurement activity	December 2004
Start of milling	Early 2005
Milling at full production	Mid 2005

Permitting

In December 1998, the Jacobina mine was placed in suspended mode. Under Brazil law, three separate permits are required to re-start and re-commence operations of the mine:

1. Authorization for Resumption of Mining Operations issued by the Departamento Nacional de Produçâo (DNPM) which is the federal department for mining in Brazil.
2. License to Use Water from Dams or Streams around the Mine Area issued by the Secretary of Environmental Affairs and Water Management of the State of Bahia.
3. Renewal of Suspended License of Operation issued by the Centro de Recursos Ambientais (Environmental Agency of the State of Bahia).

In order to obtain the authorization for Renewal of Suspended License of Operation, the first two permits noted above (1) and (2) must be obtained. DSM was granted the authorization for resumption of mining operations permit in March 2004. The license to use water from dams or streams around the mine area permit was issued to DSM in April 2004. The application for renewal of suspended license of operation is currently being reviewed by the Environmental Agency of the State of Bahia.
</r>

Cost Estimates and Financial Analysis

Cost estimates and financial analysis prepared by SNC <r>in September 2003 </r> followed methodology and procedures and exercised due care consistent with the intended level of accuracy, using its professional judgment and reasonable care and is thus of the opinion that there is a high probability that actual costs will fall within the specified margin of error. However, no warranty should be implied as to the accuracy of estimates. SNC expressed no opinion in respect of estimates provided by the Corporation or others.

The capital cost is estimated to be US$33,857,000, excluding sustaining capital and mine closure costs. This estimate includes a 12.3% contingency on the process plant and infrastructure. The overall intended accuracy of the estimate is 15%. The following table breaks down the estimated capital costs.

Item	**Estimated Cost**
Underground Mine	US$18,184,000
Surface Mine Infrastructure	1,201,000
Site and Process Infrastructure	841,000
Process Area	5,536,000
Tailings	340,000
Instrumentation	400,000
Indirect Costs	6,024,000
Owner's Costs	1,331,000
Total Estimated Capital Costs	US$33,857,000
Less: Pre-production Revenue	US$ 3,189,000
Net Estimated Capital Costs	US$30,668,000

Other Capital

The Corporation estimates that the other capital required to sustain the operation will be US$2,275,000. Most of the expenditures are projected to be incurred in 2008 and 2009 in respect of underground equipment rebuilds. According to the Feasibility Study, the tailings management facility will be upgraded in 2007. The cost of this work has been estimated to be US$852,000. On the basis of the proposed mine closure plan developed by SNC and GEST, GEST has estimated mine closure costs to be US$2,309,000. SNC has reviewed the basis and details of these costs and concurs with the estimate.

Operating Cost Estimate

The operating cost estimate covers all aspects of the proposed operation. The estimate is based on an exchange rate of US$1.00 = BRL3.00. Mining costs have been estimated by Dynatec, and the process and general/administrative costs estimated by SNC. The following table provides a summary of the unit costs.

Area	**US$/tonne**
Mining	7.50
Process	4.70
General and Administrative Costs	0.69
Total	12.89

Financial Analysis
SNC-Lavalin Capital Inc. carried out the financial analysis. The following table summarizes the results of the financial analysis. Two financial models have been run with the second model incorporating a tax loss of US$45,333,000, which the Corporation reported to be available.

Activity	**Estimated Project Totals**
Ore milled (tonnes)	10,746,000
Recovered gold (oz)	731,000
Revenues	US$255,884,000
Capital expenditures	US$33,857,000
Sustaining capital and closure costs	US$5,470,000
Expenses	US$140,139,000
EBITDA	US$115,745,000
Net income after taxes	US$ 51,334,000
Project estimated internal rate of return (IRR)	37.3%
Project IRR with tax loss	39.2%
Project net present value (NPV) @ 5%	US$37,560,000
Project NPV @ 7%	US$32,695,000
Project NPV @ 10%	US$26,452,000
Project NPV @ 5% with tax loss	US$38,10,0002
Project NPV @ 7% with tax loss	US$33,319,000
Project NPV @ 10% with tax loss	US$27,166,000

The mine life is seven years based on the currently defined proven and probable reserves estimated by Dynatec. The average cash cost has been estimated to be US$189/oz over the seven-year life of the mine, excluding preproduction ore. The average amount of gold produced over the seven-year mine life, excluding pre-production ore to be mined in 2004, has been estimated to be approximately 102,500 ounces of gold per year. The financial analysis was conducted based on the following main assumptions:

a. all amounts are computed in US dollars;
b. the model was run with an assumption of no inflation;
c. gold price of US$350 per ounce. Gold price sensitivities were carried out. For a gold price variation of +10%, the estimated IRR would have an increase in 9.9% and for a variation of -10%, it would have a decrease of 11%;
d. operating expenses are estimated to range between US$7.99 and US$13.90 per tonne of ore for each year of the project. Variance by year is dependent on the production for any given year;
e. the model assumed that the Jacobina project is owned 100% by a Brazilian entity;
f. the analysis was performed using estimates of revenues, expenses, operations and maintenance costs and capital expenses as described in the Feasibility Study. A royalty of 1% of gross revenue has been included in the expenses; and
g. the exchange rate of US$1 equal to 3 Brazilian Reals.

Historical Evolution of the Company: Fiscal 1999-Fiscal 2003

The Company actively examined exploration opportunities during Fiscal 1999, whereafter the Company negotiated a letter of intent dated 5/30/2000 whereby it was granted the sole and exclusive right and option to earn up to an 80% interest in the Tubutama Borate Project in the Alter Mining Agency, Sonora, Mexico (which agreement was subsequently terminated). Under the terms of the agreement, to acquire a 60% interest the Company was required to make total cash payments of US$50,000 (US$5,000 paid), pay costs relating to the project since 6/30/1999 up to a maximum of US$5,000 (US$4,187 paid), issue 120,000 shares (44,000 issued) and incur $250,000 in exploration expenditures. The Company could have earned a further 20% interest by preparing a positive feasibility report on the project. Upon the interest of the Company being determined under the earn-in, the parties would have formed a joint venture for the further development and operation of the project.

During Fiscal 2000, the Company continued its efforts relating to the acquisition and finalization of agreements pertaining to the Tubutama Borate Project. The Company also completed the formation of a wholly owned subsidiary, Desert Sun de Mexico SRL (since dissolved). The Company terminated its involvement in the Tubutama Borate Project in Fiscal 2002 following receipt of notice that it was in default under the agreement governing the project and incurred a one-time, non-cash, write-off of costs totaling $23,249.

During Fiscal 2001, the Company performed no fieldwork and thus incurred limited expenditures.

In January 2002, the Company entered into a letter of intent to acquire the Jacobina gold property in Brazil. In May 2002 the Company entered into a revised agreement whereby the Company was granted the option to earn a 51% interest in Valencia's wholly owned subsidiary, Jacobina Mineracao e Comercio S.A., which owned the Jacobina gold property. In September 2002, the Company entered into an option agreement to acquire the remaining 49% interest in the Jacobina gold property; in September 2003, this acquisition was completed.

The Company is involved in a business that depends, for the most part, on the price of gold bullion, which affects the economics of the Company's properties and can have an impact of the Company's ability to raise capital through equity and/or debt financing. The price of gold bullion began trading above US$300 per ounce and hit US$380 (in February 2003) for the first time since late 1996. It is beyond the Company's control to predict this trend in the future.

The Company's primary objective is to explore and, if warranted, to develop existing properties. Its secondary objective is to locate, evaluate and acquire other properties and to finance their exploration and development either through equity financing, by way of joint venture, option agreements or a combination thereof. Identification of a commercial grade ore body and the ability of the Company to realize the costs it has incurred on a property is dependent upon the Company being able to identify the ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the property, or be able to realize the costs incurred on a subsequent disposition of the property.

Plan Of Operations

Source of Funds for Fiscal 2004

The Company's primary source of funds since incorporation has been through the issuance of common shares and Special Warrants. Currently the Company does not have operating revenues, and the Company does not anticipate generating any operating revenue until the Jacobina project resumes production. During the three Months Ended 11/30/2003: the Company issued 320,000 common shares for gross proceeds of $200,600 from the exercise of stock options; 2,240,000 common shares for gross proceeds of $1,218,300 from the conversion of 2,240,000 warrants, a private placement of 8.1 million common shares for proceeds of $11.2 million; and a private placement of 11.8 million common shares and an attached one-half warrant for gross proceeds of $20 million.

The Company had a working capital balance of $6.4 million at 8/31/2003 and $32.9 million 11/30/2003. The Company has had discussions with third parties about additional equity offerings and/or loans; but the talks as of 2/29/2004 were preliminary.

Use of Funds for Fiscal 2004

During Fiscal 2004, the Company estimates that it might expend US$5 million on exploration and $2.5 million on general/administrative expenses. These estimates are contingent upon many factors, including the results of continuing exploration efforts and the development of the Jacobina property.

Anticipated Changes to Facilities/Employees

The Company will continue to focus its efforts on the exploration and development of the Jacobina property. Additional personnel will be added through development of the Jacobina mine, as facilities are refurbished and the Company gears up to commence production in early 2005. Management anticipates that property exploration efforts will continue to be carried out by outside contractors.

United States vs. Foreign Sales/Assets

The Company generated no sales revenue during the last three years

At 8/31/2003 and 8/31/2002:

$3,327,999 (33%) and $ 35,836 (2%) of the assets were located in Brazil;
$6,760,157 (67%) and $1,776,452 (98%) of the assets were located in Canada.

Material Effects of Government Regulations

The current and anticipated future operations of the Company, including further exploration and/or production activities, require permits from Brazilian governmental authorities as opposed to various Canadian Federal and Provincial governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company. The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

4.C. Organization Structure

The Company has two wholly owned subsidiaries: DSM Participacoes Ltd., incorporated in Brazil; and Jacobina Mineração e Comercio Ltda., incorporated in Brazil.

4.D. Property, Plant and Equipment

The Company's executive offices are located in shared, rented premises of approximately 7,614 sq. ft. at 65 Queen Street West, Suite 810, Toronto, Ontario, Canada M5H 2M5. The Company began occupying these facilities in 7/1/2002. The Company's share of the monthly rent is $5,027; the current terms expire on 11/30/2004 and 9/30/2005.

Jacobina Property

The Jacobina property is located in the state of Bahia, in northeastern Brazil, approximately 340km northwest of the city of Salvador. Salvador, the state capital of Bahia, has a population of 2.5 million.

Property Description

The property is comprised of 5,996.32 hectares of mining concessions, 63,734.19 hectares of granted exploration concessions and 33,722.39 hectares of filed exploration claims. The Jacobina property forms a contiguous elongated rectangle extending 110 kilometers in a north-south direction, and varying from 2.5-4km in width. This shape is a reflection of the underlying geology with the gold-mineralized host rocks trending along the property's north-south axis.
<r>
The requirements for maintaining concessions in Brazil in good standing are:

1. Mining concessions: The holder is required to keep mining activity in operation or suspended mode depending on technical and economic environment. When the mine is in operation, a 1% NSR is payable to the Brazilian government. No other payments are required to keep the mining concessions in good standing.
2. Exploration concessions: There are issued for an initial period of three years. A fee of R$1.63 per hectare ("Taxa Annual por Hectaria") is payable each year on the anniversary date of the concession. After three years, an application can be made to extend the concession for a further 2-3 years with the same payment schedule required.
3. Applications: Each application for an exploration concession requires a fee of R$300 to be paid. Once an exploration concession is granted, the annual fee sited above is payable on each anniversary date.

All concessions held by the Company at Jacobina and the Bahia Gold Belt are in good standing as confirmed by Brazilian legal counsel. The Company maintains a concession management system to high industry standards.
</r>

Location and Access

Salvador, located 340km southeast from the property, is a key commercial center in Brazil and is serviced by an international airport with numerous daily flights, as well as by a large port facility. It is one of the oldest cities in the country and, until about two centuries ago, was the capital. Access to the property from Salvador is via paved secondary highway up to the town of Jacobina, and by a well-maintained gravel road from the town to the mine site. Travel times are typically 4-5 hours, from the mine to Salvador and less than 30 minutes from the mine to Jacobina.

The town of Jacobina is a regional agricultural center with a reported population varying between 52,000 and 95,000, depending on the source of data. It provides all the accommodation, shopping and social amenities necessary for the mine's labor force. Electrical, telephone and Internet service is available in Jacobina.

The Jacobina project is located in a region of sub-tropical, semi-arid climate with generally flat to low rolling hills. Average annual precipitation is 84cm with the May-October periods being somewhat drier than the rest of the year. Temperatures vary little throughout the year. July is the coldest month with average daytime highs of 26 degrees Celsius and nightly lows of 17 degrees Celsius. February is the warmest month with average daily highs of 32 degrees Celsius and nightly lows of 20 degrees Celsius.

The Jacobina mine itself is located within the heart of the Serra do Jacobina mountain chain, a local exception to the regional topography. The mountains exist due to resistant weathering of the quartzite and quartz pebble conglomerate of the Serra do Corrego Formation from and quartzites of the overlying Rio do Ouro Formation they are formed. The mountains have resulted in a local microclimate of highly variable but somewhat greater rainfall amounts than the surrounding region.

Figure No. 1
Jacobina Property Location Map

The Jacobina property forms a contiguous elongated rectangle extending 110 kilometers in a north south direction, and varying from 2.5 to 4km in width. This shape is a reflection of the underlying geology with the gold-mineralized host rocks trending along the property's north south axis.


JACOBINA LOCATION MAP
PERNAMBUCO
BAHIA
Bahia Gold Belt Property
Jacobina
Processing Plant
HWY BR324
Feira de Santana
Salvador
São Francisco River
Alagoas
Maceió
Sergipe
Aracajú
ATLANTIC OCEAN
N
ATLANTIC OCEAN
BRAZIL
Salvador
Rio de Janeiro
PACIFIC OCEAN
0
200
km
DESERT SUN MINING CORP.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 8/31/2003, 8/31/2002, and 8/31/2001 should be read in conjunction with the financial statements of the Company and the notes thereto.

Overview

Desert Sun Mining Corp. ("Desert Sun" or the "Company") was originally incorporated (Fredonia Oil & Gas Ltd.) under the laws of British Columbia on 5/21/1980. In 1984, the Company changed its name to Consolidated Fredonia Oil & Gas Ltd., in 1986 to Sun River Gold Corp. and in 1991 to Yellow Point Mining Corp. On 8/26/1994, the Company changed its name to Desert Sun Mining Corp. and on 3/20/2003, Desert Sun was continued under the Canada Business Corporations Act. The common shares of Desert Sun began trading on the Toronto Stock Exchange on 7/23/2003 under the trading symbol DSM. The common shares are also quoted over-the-counter on the Berlin and Frankfurt Stock Exchanges under the symbol DRT. In the past 18-months Desert Sun has substantially reorganized its operations, including the appointment of new officers and directors. Desert Sun is engaged in the acquisition, exploration and development of mineral properties for the purpose of producing precious metals. The Company's principal asset is its 100% interest in the Jacobina gold property located in the State of Bahia, in northeastern Brazil. The Jacobina property is currently at the development stage.

On 1/8/2002, Desert Sun entered into a letter of intent with Valencia Ventures Inc. (formerly William Multi-Tech Inc. and before that William Resources Inc.) ("Valencia") whereby Valencia agreed to option its Jacobina paleoplacer gold property in Brazil to the Company. On 5/17/2002, the Company entered into a revised agreement with Valencia, whereby Valencia granted to the Company the option to earn a 51% interest in its wholly owned subsidiary, Jacobina Mineração e Comércio S.A. ("JMC"), which owns the mineral rights, mines and a 3,000 tonne per day plant located on the Jacobina Mine gold property in Brazil. To earn the 51% interest in JMC, the Company agreed to pay Valencia $25,000 upon the closing of the transaction and spend US$2 million exploring the Jacobina property prior to 12/31/2004. On 9/2/2002, the Company entered into a Memorandum of Understanding ("MOU"), whereby it could acquire the remaining 49% interest in the mine and related mineral concessions by making an option payment of $100,000 at the time of execution of the MOU and paying a further $5 million within 90 days of earning the initial 51% interest. In August 2003, the Company acquired and cancelled an outstanding 1.7% Net Smelter Return royalty covering the entire Bahia Gold Belt, which hosts the Jacobina mine. Desert Sun, on behalf of JMC, paid $200,000 to buy back this royalty. The purchase price was allocated towards the Company's earn-in on the property. In September 2003, Desert Sun confirmed that it had spent the necessary US$2 million in exploration costs and exercised its option to acquire the remaining 49% interest in the Jacobina property from Valencia.

The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares to William at a price of $1.62 per share. As a result of the exercise of this option, Desert Sun owns 100% of the Jacobina property subject to a 5% net profit interest in favor of a third party.

Following the Annual General Meeting of Shareholders in January 2004, McGovern, Hurley, Cunningham, LLP were named as independent auditors for Fiscal 2004 Ending December 31, 2004.

The Company's fiscal year has ended on August 31st, however it has changed its yearend to December 31st to match that of its principal subsidiaries in Brazil so its next fiscal yearend will be December 31, 2004.

Results of Operations

Fiscal 2003 Ended 8/31/2003 vs. Fiscal 2002

Desert Sun achieved major milestones during Fiscal 2003. We are on target to become a gold producer by 2005, have announced exciting new exploration discoveries, graduated to the Toronto Stock Exchange and provided over 300% return to our shareholders (August 2002 to August 2003). Major successes during 2003 include:

a. Completion a bankable feasibility study and start of construction to re-activate the mines at Jacobina;
b. Completion of the acquisition of Jacobina Mines and the Bahia Gold Belt;
c. Making a major new discovery at the Morro do Vento target;
d. Raising over $40 million;
e. Obtaining a listing on the Toronto Stock Exchange; and
f. Addition of a full-time Chief Operating Officer in 2004.

We believe the 110 kilometre-long Bahia Gold Belt, now owned 100% by the Company, which contains a significant resource on less than 10% of its length, in an area called the Jacobina Mines, is grossly under-explored and has the potential to host significant economic open pit tonnage along its entire length. We identified five key targets in 2002 for initial exploration. The first three targets drilled: Serra do Córrego, João Belo Sul, and Morro do Vento, all have produced encouraging results; the other two targets are being drilled. The Company has six drills active on the Belt and we hope to have up to ten drills on exploration in 2004. <r>The exploration budget for Calendar 2004 is US$5 million.

The Company's main goal over the next year is to significantly increase the reserves in the Jacobina mine area.</r>

The Jacobina Mines, part of the Bahia Gold Belt, comprise three separate mines and a processing plant that were in production between 1981 to 1998, when over 700,000 ounces of gold was recovered. The mines were put on standby due to weak gold prices and lack of capital.

Desert Sun commissioned SNC Lavalin, an internationally recognized engineering firm, to complete a bankable feasibility study at the Jacobina Mines. <r>The feasibility study established proven and probable reserves to be 10,746,000 Tones at 2.20 grams of gold per tonne containing 758,000 ounces of gold. </r> The objective of the feasibility was to determine the capital and operating costs to reactivate the existing mines and plant and establish the economics of these mines at a US$350 gold price and using modern mining and processing technologies. In addition to SNC Lavalin, Dynatec was subcontracted for the mining portion and Micon International reviewed the ore resources. The results of the feasibility study indicate that the mine can be reactivated for net capital of approximately US$30 million and can produce an average of 106,000 ounces per year at a cash cost of US$189 per ounce. The cash cost includes all mine development. The after tax IRR (Internal Rate of Return), using a US$350 gold price, is 39%. Sensitivities to the price of gold and fluctuations in the local currency (Real) to the US dollar indicate the project is economic even if gold drops to US$280 per ounce and the currency strengthens by 20% from the present exchange rate of three Real to one US dollar. Our goal for Calendar 2004 is to complete mine construction so that Jacobina Mines are in full production by January 2005.

The Company has a strong balance sheet with $33 million in cash and no debt as of 11/30/2003. The capital in the Company will allow us to conduct our exploration and start reactivating the Jacobina Mines. Between June and December 2004, the Company will require additional capital to complete the construction of the mine. By 2005, the Company hopes to be in full production and hopes to generate $15 to $20 million in free cash flow per year from the operation.

The key to our success has been a strong management team. Dr. William Pearson, P.Geo., has been instrumental as our VP Exploration and a member of the Board in reinterpreting the exploration potential of the Bahia Gold Belt and major discoveries on the Belt. In operations, Kurt Menchen, a Brazilian mining engineer, our VP Operations for Brazil, is a 20-year veteran of Jacobina, knows all aspects of the mine, and is excellent at local labor and community relations and dealings with all levels of government. We have further strengthened our team by acquiring one of the best mining engineers and operators in Brazil today, Peter Tagliamonti, as the Chief Operating Officer and VP Operations for the Company. Peter has worked in Brazil since 1997 in mining and joined us in March 2004. He will initially be based in Brazil to manage the construction and startup of Jacobina and will move to Toronto once the mine is at full production. Peter’s 20 years plus of international hands-on experience in mine operations and mine construction will be invaluable to the Company’s future success as a producer.

In September 2003, the Company exercised its January 2002 option to acquire 100% of the Bahia Gold Belt and the Jacobina Mines, after spending US$2 million on exploration and by paying Valencia Ventures Inc., $5 million in cash and common shares. This was a major milestone for the Company.

Upon completion of a $2 million equity private placement in late August 2002, the Company undertook a Phase I exploration and drilling campaign. The objective of this program was to gain further understanding of the Jacobina property, its geology and mineralization. In Phase I eight areas were selected for drilling; three areas around the existing mines and five areas in extensions of the favorable stratigraphy. Drilling in Phase I was completed in early January 2003 and comprised 12 holes, totaling 2,250 metres. Based on the encouraging results of its Phase I program, which indicated a continuous mineralized zone up to 10 kilometres long of low-grade, potentially open-pittable material within 50 to 60 metres of surface, in late March 2003 the Company commenced a Phase II exploration program. The Phase II program included 8,000 metres of diamond drilling, geophysical surveys and regional exploration.

In May 2003, the Company instructed SNC-Lavalin, Dynatec Corporation and Micon International Limited (“Micon”) to expand the scope of the previously commissioned pre-feasibility study at the Jacobina mine to a full Feasibility Study as defined under National Instrument 43-101. In September 2003, SNC-Lavalin confirmed the economic viability of re-opening the Jacobina Mine. The Company’s work to date has outlined an extensive mineralized belt, known as the “Bahia Gold Belt”, which extends over 110 kilometres in strike length and has numerous garimpos (free miner workings). In September 2003, as a result of these encouraging results and the positive feasibility study, the Company initiated a major expansion of the exploration program at a budgeted cost of US$5 million. This program, to include 41,500 metres of drilling, will focus on upgrading present inferred mineral resources to indicated mineral resources in mine areas (João Belo, Itapicuru (Basal Reef) and Canavieiras); define additional inferred mineral resources down-dip and along strike of known resources in mine areas; and expand drilling on targets outlined in Phase I program (Morro do Vento, João Belo Sul, Serra do Córrego and Campo Limpo).

On a consolidated basis, Desert Sun recorded a net loss from operations of ($2,254,000) in the fiscal year ended 8/31/2003, or ($0.09) per share. Although not comparable, as the management team and staff were only assembled and work only began in earnest on the Jacobina concession in September 2002, the net loss in Fiscal 2002 amounted to ($125,000), or ($0.01) per share. In Fiscal 2003, Desert Sun invested $3.1 million in the exploration and development of the Jacobina property, compared with $36,000 during the previous fiscal year.

Management and administrative services amounted to $717,000 in Fiscal 2003, versus $33,000 last fiscal year. Management fees included bonuses that were paid upon the achievement of important milestones, totaling some $318,000 in Fiscal 2003. Investor relations and shareholders information expenses were $389,000 this fiscal year versus $2,000 last fiscal year. Desert Sun undertook a sustained investor relations campaign to increase awareness of the Company and its project. Activities included attendance at trade shows, Internet based advertising, and reports in the printed media; while substantial costs were incurred on related activities in Europe. Travel and entertainment costs amounted to $298,000 versus $69,000 last year, due principally to the investor relations and financing activities of management as they sought to educate investors about developments at the Company and raise the necessary finance for its ongoing activities. Consulting fees and Transfer agent/listing fees/filing fees of $153,000 (2002: $27,000) and $167,000 (2002: $15,000), related respectively to the various private placements and related shareholder communications undertaken by the Company, and to the listing of Desert Sun on the Toronto Stock Exchange.

Fiscal 2002 Ended 8/31/2002 vs. Fiscal 2001/Fiscal 2000

The Company was relatively inactive during Fiscal 2002/2001/2000 until May 2002 when the Company signed its first Jacobina Mine Property option agreement. There was no operating revenue during these periods. Expenses were $225,620, $66,587, and $85,227, for Fiscal 2002/2001/2000, respectively. The increase in expenses occurred primarily in the fourth quarter as the Company's activities and management were reconstructed, and the Jacobina property option acquired.

For the year ended 8/31/2002, the Company invested $35,836 in mineral properties, all of it relating to the Jacobina property. The Company wrote-off its investment in mineral properties relating to the Tubutama Borate project in Mexico, incurring a non-cash charge of $23,249 during the year.

Net (Losses) was ($125,421), ($38,569), and ($68,822) for Fiscal 2002/2001/2000, respectively. The Net Loss per Share was ($0.01), ($0.00), and ($0.01) for Fiscal 2002/2001/2000, respectively.

Liquidity and Capital Resources

Subsequent Events

a. Acquisition of 100% of the Jacobina Mine
In September 2003, the Company exercised its option to acquire the remaining 49% interest of the Jacobina Property from Valencia Ventures Inc. ("VVI"). The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares at a deemed price of $1.62 per share. As a result of the exercise of this option, the Company owns 100% of the Jacobina Property subject to a 5% net profit interest in favor of a third party. To give effect to this acquisition, the Company has acquired a 100% interest in the equity of Jacobina Mineração e Comercio Ltda. ("Jacobina"), the Brazilian company that holds the mining and exploration licences, fixed property, etc.

Management believes that Jacobina has substantial tax losses in Brazil that under certain circumstances may be carried forward to offset future taxable income, but cannot reasonably estimate these losses and the resulting future income tax assets at this time. Had the tax losses been determined at this time, a valuation allowance equal to the total amount of any future income tax assets would have been recorded to offset any such benefit.

Under the agreement, VVI has provided certain indemnities to the Company for liabilities not recorded at the date of acquisition. These amounts include taxes payable to the Brazilian Federal and State authorities, for which formal refinancing arrangements have now been concluded; liabilities to third parties, which are presently subject to settlement negotiations; as well as labor and health related claims by former employees, which are being contested in court. Arrangements have been made by VVI to settle all of the past taxes payable, totaling some $1.6 million, over periods of up to 15 years. A conservative estimate of the claims relating to silicosis, for the period prior to the Company's acquisition of Jacobina, and for which VVI has indemnified the Company is US$1.6 million. It is management's belief that the labor-related claims are substantially without merit and the Company and VVI intend to defend the actions vigorously.

b) $11 million private placement
In September 2003, the Company issued 8,115,000 common shares at a price of $1.38 per share for total gross proceeds of $11.2 million pursuant to an underwriting agreement with Sprott Securities Inc., Griffiths McBurney & Partners, Octagon Capital Corporation and Pacific International Securities Inc. Proceeds are to be used to fund the development of the Jacobina project in Brazil and for working capital purposes.

c) $20 million bought deal financing
In November 2003, the Company completed a bought deal financing pursuant to which it raised $20 million through the issuance of 11,764,707 units at a price of $1.70 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant will be exercisable at a price of $2.50 for a period of five years. Proceeds from the offering are to be used to fund the development of the Jacobina project in Brazil and for working capital purposes.

d. Granting of options
Subsequent to fiscal yearend, 2,593,333 stock options were granted to various Directors, officers and consultants of the Company. The stock options are exercisable at prices ranging from $1.62 to $1.95 per share for five years and were subject to shareholder approval (granted in January 2004).

Fiscal 2003 Ended August 31, 2003

In August 2002, the Company issued five million Special Warrants through private placement for gross proceeds of $2,000,000. Each Special Warrant was convertible, for no additional consideration, into one common share of the Company and $0.60 of a non-transferable common share purchase warrant which entitled the holder of each full purchase warrant to acquire one additional common share of the Company of $0.50 prior to 8/3/2004. In September 2002, the Special Warrants were converted to common shares.

In February 2003, the Company completed a private placement of 4,701,065 units at $1.00 per unit, raising $4.7 million; each unit consisted of one common share and half a warrant, which entitled the holder of each full warrant to acquire one additional common share of the Company at $1.25 per share until 8/28/2004.

In July 2003, the Company completed a private placement of 4,545,455 units at $1.10 per unit, raising approximately $5 million. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase an additional common share at a price of $1.35 until July 2005.

During Fiscal 2003, the Company raised $350,450 from the exercise of share purchase warrants and $272,765 from the exercise of stock options.

Management believes it has sufficient capital to fund planned operations during Fiscal 2004.

<r>

In the August 2002 private placement, there were 3 U.S. investors who participated for a total of 1,700,000 Special Warrants or $680,000. The Company relied on an exemption provided for "accredited investors" as defined under Rule 501(a) of Regulation D under the U.S. Securities Act of 1933, as amended.

In the February 2003 private placement, there were 6 U.S. investors who participated for a total of 1,741,066 Units or $1,741,066. The Company relied on an exemption provided for "accredited investors" as defined under Rule 501(a) of Regulation D under the U.S. Securities Act of 1933, as amended.

In the July 2003 private placement, there were 8 U.S. investors who participated for a total of 1,350,000 Units or $1,485,000. The Company relied on an exemption provided for "accredited investors" as defined under Rule 501(a) of Regulation D under the U.S. Securities Act of 1933, as amended.

In the September 2003 private placement, there were 4 U.S. investors who participated for a total of 3,259,500 common shares or $4,498,100. The Company relied on an exemption provided for "accredited investors" as defined under Rule 501(a) of Regulation D under the U.S. Securities Act of 1933, as amended.

In the November 2003 private placement, there were 12 U.S. investors who participated for a total of 3,320,000 Units or $5,644,000. The Company relied on an exemption provided for "accredited investors" as defined under Rule 501(a) of Regulation D under the U.S. Securities Act of 1933, as amended.

</r>

Cash Used by Fiscal 2003 Operating Activities totaled ($1,558,014), including the ($2,254,073) Net Loss; significant adjustments included $248,874 in non-cash compensation expenses and $444,233 in net changes in non-cash working capital items. Cash Used in Fiscal 2003 Investing Activities was ($3,154,069), principally for exploration at the Jacobina Mine Property. Cash Provided by Fiscal 2003 Financing Activities was $9,809,405, from the aforementioned equity issuances.

As the Company had not begun production on any of its properties, the Company does not have any cash flow from operations. The Company receives cash for use in operations from issuing common shares and sales of selected assets

Fiscal 2002 Ended 8/31/2002 and Fiscal 2001

The Company had working capital of $1,760,482 on 8/31/2002.
The Company had working capital of ($175,096) on 8/31/2001.
The Company had working capital of ($133,922) on 8/31/2000.

Cash Used by Fiscal 2002 Operating Activities totaled ($296,208) including the ($125,421) Net Loss; significant adjustments included ($100,199) in debt forgiveness related to old liabilities from prior businesses for which no claim was being made, a $23,249 write-off of mineral property, and ($100,233) in net changes in non-cash working capital items. Cash Used in Fiscal 2002 Investing Activities was ($35,836) on the Jacobina Mine Property. Cash Provided by Fiscal 2002 Financing Activities was $2,067,190, primarily from the issuance of 5,000,000 Special Warrants.

Cash Used by Fiscal 2001 Operating Activities totaled ($4,967) including the ($38,569) Net Loss; significant adjustments included ($28,018) in debt forgiveness related to old liabilities from prior business for which no claim was being made and $60,021 in net changes in non-cash working capital items. Cash Used in Fiscal 2001 Investing Activities was ($4,204). Cash Provided by Fiscal 2001 Financing Activities was $nil.

5.E. Off-Balance Sheet Arrangements.

5.F. Tabular disclosure of contractual obligations.

--- No Disclosure Necessary ---

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The significant US GAAP versus Canadian GAAP accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include the expensing of mineral property acquisition/exploration costs until a property has demonstrated proven reserves and production is anticipated.

US GAAP versus Canadian GAAP

Exploration Stage Property Costs
Exploration property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2 of the financial statement. For US GAAP purposes, the Company expenses, as incurred, the exploration costs and option fees relating to unproven mineral properties. When proven and probable reserves are determined for property and a feasibility study prepared, subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically, for recoverability of carrying values.

Non-Cash Compensation Expenses
Under Canadian GAAP, the Company applies the intrinsic value-based method of accounting for stock-based compensation awards to employees (including Directors and officers) and accordingly no compensation cost is recognized. Had stock-based compensation for 1,885,997 options granted to employees under the Plan since 9/9/2002 been determined on the basis of fair value at the date of the grant in accordance with the fair value method of accounting for stock-based compensation, the Company's pro forma net loss and loss per share for the fiscal year ended 8/31/2003 would have been as follows:

	Net loss	Net loss per share
As reported	($2,254,073)	($0.09)
Add: Additional stock based compensation	(463,336)	($0.02)
Pro forma	($2,717,409)	($0.11)

The Company applies the fair value method of accounting for stock-based compensation awards to non-employees, and accordingly $248,874 was recorded as a consulting expense and contributed surplus for the 950,000 options granted to non-employees during the year ended 8/31/2003.

Under US GAAP, during the year ended 8/31/2002, the Company issued 145,000 options to non-employees that, under SFAS 123, must be recognized as a stock-based compensation expense. The fair value of these options would have been approximately $52,000. No options were issued to non-employees during the year ended 8/31/2001.

The following pro forma information presents the net loss for the year and the net loss per common share had the Company adopted SFAS 123 for all stock options issued to employees.

	August 31st		
	2003	2002	2001
US GAAP Loss for the year	($5,614,609)	($190,008)	($51,133)
US GAAP Fair value of options issued to employees	(926,672)	(474,000)	(156,000)
US GAAP Pro forma loss	($6,541,281)	($664,008)	($207,113)
US GAAP Pro forma loss per share	($0.26)	($0.04)	($0.02)

The fair value amounts have been determined using a Black-Scholes option pricing model with the following assumptions used for the years ended 8/31/2002 and 8/31/2001: dividend yield of 0%, expected volatility of 144% in 2002 and 116% in 2001, a risk-free interest rate of 4% and an expected life of five years.

Recent Accounting Pronouncements

a. Foreign Currency and Hedging

In November 2001, the CICA issued Accounting Guideline 13, "Hedging Relationships" ("AcG 13") which establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company's years ending on or after 8/1/2003. Effective 8/1/2003, the Company will reassess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. The Company does not currently have any hedging relationships.

b. Disposal of Long-Lived Assets and Discontinued Operations

In December 2002, the CICA issued Handbook Section 3475 for Disposal of Long-Lived Assets and Discontinued Operations with the purpose of harmonizing Canadian GAAP with US GAAP. The section is effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. The key aspects of Handbook Section 3475 are as follows:

1. a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;
2. a long-lived asset can only be classified as held for sale if certain criteria are met;
3. an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;
4. a loss recognized on classification of an asset as held for sale does not include future operating losses;
5. discontinued operations are defined more broadly than previously. They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;
6. the income statement display of discontinued operations is unchanged from previous display; and
7. various disclosures related to the disposal of long-lived assets is required.

The Company has determined that the application of Section 3475 did not have a material effect on its financial position or results of operations.

c. Accounting for Severance and Termination Benefits

In March 2003, the EIC issued EIC Abstract 134 for Accounting for Severance and Termination Benefits, that addresses various types of severance/termination benefits related to the termination of an employee's services prior to normal retirement. The accounting treatment must be applied prospectively to exit/disposal activities initiated after 3/31/2003. This Abstract harmonizes Canadian GAAP and US GAAP.

d. Costs Associated with Exit or Disposal Activities

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 Accounting for Costs Associated with Exit or Disposal Activities ("FAS 146"). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, and is effective for exit or disposal activities initiated after 12/31/2002. FAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 ("EITF 94-3") Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain costs Incurred in Restructuring). The principal difference between FAS 146 and EITF 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity. FAS 146 requires that the cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas under EITF 94-3 the liability was recognized at the date of an entity's commitment to an exit plan. This is substantially consistent with the CICA EIC Abstract 135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring). This new guidance is effective for fiscal years beginning after 12/31/2002, and will impact any exit or disposal activities the Company initiates after that date.

e. Guarantees

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after 12/15/2002 about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after 12/31/2002. FIN 45 requires the guarantor to recognize a liability for a non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of a guarantee at inception. This is substantially consistent with the CICA Accounting Guideline AcG-14, Disclosure of Guarantees. The Company does not have any guarantees under these standards.

f. Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities" ("VIE's") ("FIN 46") which requires that companies that control another entity through interests other than voting interest should consolidate the controlled entity. In the absence of clear control through a voting equity interest, a company's exposure (variable interests) to the economic risk and the potential rewards from a VIE's assets and activities are the best evidence of a controlling financial interest. VIE's created after January 31, 2003 must be consolidated immediately. VIE's existing prior to 2/1/2003 must be consolidated by the Company commencing with its first quarter 2004 financial statements. The Company has determined that it does not have any VIE's which will require consolidation.

g. Derivatives and Hedging Activities

In April 2003, the FASB issued SFAS No, 149 "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends and clarifies accounting for SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". In particular, it clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS No. 133; clarifies when a derivative contains a financing component; amends the definition to conform it to the language used in the FASB Interpretation No. 45; and amends certain other existing pronouncements. This is substantially consistent with the CICA EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. SFAS No. 149 is effective for contracts entered into or modified after 6/30/2003 and for hedging relationships designated after 6/30/2003. CICA EIC Abstract 128 is effective for fiscal years beginning on or after 7/1/2003. The adoption of these new pronouncements is not expected to have a material effect on the Company's financial position or results of operations as the Company is not involved in any hedging activities.

h. Liabilities and Equity

On 5/15/2003, the FASB issued Statement No, 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.* The statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Generally, the Statement is effective for financial instruments entered into or modified after 5/31/2003 and is otherwise effective at the beginning of the first interim period beginning after 6/15/2003. The Company will adopt the provisions of the Statement on 9/1/2003. The Company is currently assessing the impact of the new standard.

i. Asset Retirement Obligations

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after 6/15/2002. This is substantially consistent with the CICA Handbook Section 3110, Asset Retirement Obligations, which is effective for fiscal periods beginning on or after 1/1/2004. The Company has determined that the application of SFAS 43 did not have a material effect on its financial position or results of operations.

j. Stock-based Employee Compensation

In December 2002, the FASB issued Statement 148 (SFAS 148), "Accounting for Stock-Based Compensation – Transition and Disclosure: an amendment of FASB Statement 123" (SFAS 123), to provide alternative transition methods for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in annual financial statements about the method of accounting for stock-based employee compensation and the pro forma effect on reported results of applying the fair value based method for entities that use the intrinsic value method of accounting. The pro forma effect disclosures are also required to be prominently disclosed in interim period financial statements. This statement is effective for financial statements for fiscal years ending after 12/15/2002 and is effective for financial reports containing condensed financial statements for interim periods beginning after 12/15/2002, with earlier application permitted. The Company does not plan a change to the fair value based method of accounting for stock-based employee compensation and believes that the accompanying financial statements are consistent with the new guidance in SFAS 148.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Table No. 6
Directors and Senior Management
<r>February 29, 2004</r>

Name	Position	Age	Date of First Election or Appointment
Stan Bharti (1)	President/Director	51	February 2002
Peter Bojtos	Director	54	June 2002
A. John Carlesso (2)	VP Corporate Development	39	October 2003
Kamaljit Gill (3)	Asst. Corporate Secretary	34	July 2002
Kurt Menchen (4)	VP of Brazil Operations	53	February 2003
Gerald P. McCarvill (5)	Chairman/Director	57	July 2002
Nancy McInerney-Lancombe	Director	50	July 2003
Dr. William Pearson (6)	VP of Exploration/Director	51	June 2002
Peter Tagliamonti (7)	VP Operations/COO	41	November 2003
Kenneth Taylor	Director	69	September 2002
Tony Wonnacott (8)	Corporate Secretary	29	December 2003
Stephen Woodhead (9)	Chief Financial Officer	38	May 2003

(1) He spends about three-quarters of his time on the affairs of the Company.
(2) He spends about three-quarters of his time on the affairs of the Company.
(3) She spends about half of her time on the affairs of the Company.
(4) He spends full-time on the affairs of the Company.
(5) He spends about three-quarters of his time on the affairs of the Company.
(6) He spends about three-quarters of his time on the affairs of the Company.
(7) He spends full-time on the affairs of the Company.
(8) He spends about half of his time on the affairs of the Company.
(9) He spends about two-thirds of his time on the affairs of the Company.

Stan Bharti, President and Director of the Company, M. Sc., DIC, P. Eng., C. Eng., brings 25 years experience in the mining, financial and public markets. Mr. Bharti obtained his first degree in Mining Engineering from Moscow, USSR in 1974 and a Master's from the University of London (Royal School of Mines) in 1976. He was also awarded the Diploma for Imperial College (DIC) in 1976. From 1994 to August 2002, he was Senior Management and a Director of Valencia Ventures Inc.; since August 2002, he has remained a Director of this <r>TSX Venture Exchange</r> listed public company involved with gold production. Since January 2003, he has been a Director of Admiral Bay Resource Inc., a natural resource exploration company. Since February 2003, he has been a director of Beartooth Platinum Corporation, a gold/platinum exploration company.

Peter Bojtos, Director of the Company, graduated from the University of Leicester, England following which he worked at mines in West Africa, the United States and Canada. Peter Bojtos is a Professional Engineer with over 28 years of worldwide experience in the mining industry. Mr. Bojtos is involved with the following public companies:
Director = Vaaldiam Resources Ltd. from April 1994 to present;
VP/Director = Fischer-Watt Gold Inc. from April 1996 to present;
Director = Link Mineral Ventures Ltd. from May 1996 to present;
Director = Sahelian Goldfields Inc. from September 1996 to present;
Director = Birim Goldfields Inc. from January 2000 to present;
Director = Queenstake Resources Ltd. from June 2000 to present;
Director = LMX Resources Ltd from February 2002 to present;
Director = Kalimantan Gold Corporation Limited from June 2002 to present;
Director = Tournigan Gold Corp. from September 2002 to present;
Director = GMD Resource Corp. from January 2003 to present; and
Director = US Gold from January 2000 to present.

A. John Carlesso, VP Corporate Development, has been providing capital markets, corporate finance, and strategic marketing advice to growth-oriented companies, both public and private, across a broad range of sectors for the past nine years. <r>Prior to joining the Company in 2003, Mr. Carlesso was the director of investor relations for Kasten Chase Applied Research from 2000 to 2003 and worked in investor relations for Tokenhouse Capital and Research from from 1994 to 2000.</r>

Kamaljit Gill, Assistant Corporate Secretary of the Company, has over 14 years experience in the financial and mining industries. Ms. Gill has previously served as a director and an officer of two TSX Venture Exchange listed companies. She was Corporate Secretary until December 2003.

Kurt Menchen, Vice-President of Brazil Operations of the Company, is a mining engineer with over 25 years experience in the development and operations of gold and diamond mines. He graduated in 1975 from Federal University of Rio Grande do Sul in Brazil and helped explore and develop the Jacobina Prospect for Anglo American in 1976 – 1977. In 1978 and 1979, he was seconded to Anglo’s diamond operations in Angola where he acted as Mine Superintendent and Planning Officer. Mr. Menchen returned to Brazil in 1980 to join the Anglo American team as General Manager to open up the Jacobina Mine, initially as a 25,000 TPM operation. He participated in the expansion to 75,000 TPM of the plant and mine (both underground and open pit). In 1995 he left Anglo to pursue other business interests in Brazil. In 1998, he joined William Resources (now Valencia Ventures Inc.) as Mine Manager on the same property and later in 1998 acted as General Manager until the mine closed, at which time he supervised the mine closure as well as the ongoing care and maintenance. In July 2001, he joined DSM as Exploration Manager in Brazil.

Gerald P. McCarvill, Chairman and Director of the Company, has over twenty years experience in finance and management. From 1992 to 1997, he was Director/President/C.E.O. of Repadre Capital Corporation, a TSX Venture Exchange traded mining royalty company. From 1996 to 2002, he was Chief Executive Officer/President/C.E.O. of McCarvill Corporation, a diversified financial services company. From 1997 to 2002, he was a director of RTO Enterprises Inc, a TSX Venture Exchange traded public company involved in home entertainment products/appliances/household furniture in Canada. <r>Since July 2002, he has been the Chairman and a Director of the Company and since February 2003, he has been a Director of Beartooth Platinum Corporation, a gold/platinum exploration company.</r>

Nancy McInerney-Lacombe, Director of the Company, has more than 30 years of domestic and international experience in the financial sector. Her career has spanned three key areas of the sector including: banking, banking regulation and financial sector restructuring in the developing world. From 1996 to 2000, she was with Royal Bank of Canada, her last position being Senior Vice President, Product Management; from 1989 to 1994 she was with the Office of the Superintendent of Financial Institutions and held the position of Director from 1992 to 1994. From 1994 to 1996, she was Financial Sector Specialist for the World Bank. <r>After voluntarily leaving the Royal Bank of Canada in December 2000, she spent 2001 on sabbatical with her family. </r> From 2002 to 2003, she was a consultant to the Central Bank of Trinidad & Tobago. In addition, her educational background includes an MBA from The University of Western Ontario, Richard Ivy School of Business (1980).

Dr. William Pearson, Vice-President of Exploration and Director of the Company, is an Economic geologist with over 28 years experience in the national and international mining industry. He received a B.Sc. in Geology Honours in 1974 from UBC and M.Sc. and Ph.D. degrees in 1977 and 1980, respectively from Queen's University. He has experience in all phases of mining from grassroots exploration through to advanced exploration, mine development and underground/open pit production in a wide variety of geological environments for precious metals, base metals and industrial minerals. Over his career, he has been a consultant to, an officer of and a director of a number of junior mining companies and has authored numerous technical reports for financings, due diligence reviews, acquisitions and pre-feasibility and feasibility studies. Projects have been completed across Canada and in thirteen countries in South America, Europe, Australia and Africa. <r>From 1990 to 1996, he was the founder and President of Pearson, Hofman & Associates Ltd., which provided geological and technical consulting services to the national and international mining industry. </r> From 1996 to 1999, he was Vice-President, Exploration for William Resources Ltd. From 2000 to 2002, he was President and Interim Executive Director of the Association of Professional Geoscientists of Ontario.

<r>*Peter Tagliamonti*, VP Operations and Chief Operating Officer of the Company, is a graduate mining engineer and an Ontario registered Professional Engineer with 20 years of mining experience. Born and raised in the Canadian mining centre of Noranda, Quebec, Mr. Tagliamonti graduated from Laurentian University in Ontario and has an MBA from the Richard Ivey School of Business at the University of Western Ontario. In addition to English, he is proficient in Portugese and French. He has worked with major mining companies in North America, South America and Africa. From 1998 to January 2004, he was Mine Manager of Eldorado Gold Corporation's Sao Bento Mine in Brazil; from 1995 to 1997 he was Manager and Chief Mine Engineer for Inmet Mining Corp.; from 1994 to 1995 he was Manager of Ellis-Don Construction; from 1991 to 1993 he was a Mine Engineer for Inco Limited; and from 1987 to 1991, he worked with Redpath Ltd. as an engineer. </r>

Kenneth D. Taylor, Director of the Company, spent 25 years as a Canadian Diplomat, including Ambassador to Iran (1977 to 1980) and Consul General New York (1981 to 1984). From 1984 to 1986, he was Senior Vice President of Nabisco Brands/RJY Nabisco. From 1986 to 1989, he was Senior Vice President of RJR Nabisco. Since 1990, he has been Chairman of Taylor Ryan Incorporated, an international consulting firm based in New York. Mr. Taylor will conclude a six-year term as Chancellor of Victoria University in the University of Toronto this spring.

Tony Wonnacott, Corporate Secretary of the Company, is a corporate securities lawyer who has been called to the Ontario Bar, completed the Canadian Securities Course, obtained a Bachelor of Commerce (cum laude) and a Bachelor of Laws. <r>From 1999 to 2003, he was an associate in the Corporate Finance department at the law firm, McMillan Binch LLP. </r> He is presently the Corporate Secretary of Admiral Bay Resources Inc. (since June 2003), Alexis Minerals Corporation (since September 2003), Beartooth Platinum Corporation (since February 2004), Crowflight Minerals Inc. (since June 2003), Largo Resources Ltd. (since September 2003) and Valencia Ventures Inc. (since April 2003).

Stephen Woodhead, Chief Financial Officer of the Company, is a senior financial executive with over 13 years of experience in the natural resource and public finance sectors. He holds a Bachelor of Commerce Degree from the University of Cape Town, South Africa and is a member of the South African Institute of Chartered Accountants. Previously, he worked for the Department of Finance in South Africa and as the corporate financial manager for Trans Hex Group Limited, a South African diamond producer listed on the Johannesburg Stock Exchange. Mr. Woodhead relocated from Cape Town to Toronto in 1997 to establish and manage the Canadian corporate headquarters of their public (Toronto Stock Exchange) exploration subsidiary, Trans Hex International Ltd. He is presently Chief Financial Officer and director for Admiral Bay Resources Inc. since May 2003 and Chief Financial Officer of Beartooth Platinum Corporation since February 2004.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

Despite the Company's Senior Management spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

No Director and/or member of Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or member of Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/ practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

Stan Bharti was a director of Galaxy Online, Inc. from December 1999 to August 2001, a Toronto Venture Exchange listed public company. In his capacity as director, he was served with three separate lawsuits in Indiana: #1 = served on 4/9/2003 in the Adams Superior Court by three claimants in Indiana seeking damages of $340,000 collectively; #2 = served on 3/26/2003 in the Hamilton Circuit Court by Charles D. Reed seeking damages of $1,200,000; and #3 = served on 3/31/2003 in the Hendricks Circuit Court by Paul A. Reinken seeking damages of $1,200,000). The lawsuits claim that Galaxy Online, Inc. violated Indiana securities laws when Galaxy purchased companies from the plaintiffs and paid them with common shares. Mr. Bharti believes that he has done nothing wrong to justify these lawsuits. Currently the lawsuits are progressing through the Canadian and United States legal systems and are being defended vigorously.

There are no family relationships between any two or more Directors or members of Senior Management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B. Compensation

Written Consulting Agreements:
Stan Bharti, Peter Taglimonte, Kurt Menchen, Gerald McCarvill, William Pearson, Stephen Woodhead and Tony Woodhead are compensated pursuant to written agreements. Refer to Exhibits for additional details.

Cash Compensation to Senior Management and Directors
Total compensation accrued and/or paid (directly and/or indirectly) to all Senior Management during Fiscal 2003 ended 8/31/2003 was $716,745.

Table No. 7 details compensation paid/accrued for Fiscal 2003/2002/2001 for the Company's chief executive officer, each of the Company's each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds US$100,000 per year; and any additional individuals for whom disclosure would have been provided under but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed fiscal year.

Table No. 7
Summary Compensation Table
Senior Management

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Comp	Restricted Stock Awards	Securities Underlying Options/ SARS(#)	LTIP Payouts	All Other Comp
Stan Bharti, President/CEO								
	2003	$125,000	$116,500	$nil	nil	346,666	nil	$507,000
	2002	$20,000	$nil	$nil	nil	650,000	nil	nil
	2001	$nil	$nil	$nil	nil	nil	nil	nil
Gerald McCarvill, Chairman								
	2003	$65,000	$64,000	$nil	nil	173,333	nil	nil
	2002	$5,000	$nil	$nil	nil	450,000	nil	nil
	2001	$nil	$nil	$nil	nil	nil	nil	nil
Thomas Tough, Former President								
	2003	$nil	$nil	$nil	nil	nil	nil	nil
	2002	$nil	$nil	$nil	nil	nil	nil	nil
	2001	$nil	$nil	$nil	nil	714,290	nil	$18,000

(1) Other Compensation for Stan Bharti represents the exercise of 650,000 stock options, with a net fair market value of $507,000.
(2) Other Compensation for Thomas Tough represents the exercise of 64,290 stock options, with a net fair market value of $7,115.

During the most recently completed fiscal year, the following incentive stock options were granted to Senior Management, Directors and employees. No SARs (stock appreciation rights) were granted during this period.

Table No. 8
Stock Option Grants in Fiscal 2003 Ended 8/31/2003

Name	Number of Options Granted	Percentage of Total Options Granted	Exer. Price Per Share	Grant Date	Exp'r Date	Market Value of Securities Underlying Options on Date of Grant Per Share
Stan Bharti	346,666	12%	$1.00	2/04/2003	2/04/2008	$1.00
Gerald McCarvill	173,333	6%	$1.00	2/04/2003	2/04/2008	$1.00
William Pearson	173,333	6%	$1.00	2/04/2003	2/04/2008	$1.00
Nancy McInerney-Lacombe	100,000	4%	$1.00	7/02/2003	7/02/2008	$1.00
Peter Bojtos	86,666	3%	$1.00	2/04/2003	2/04/2008	$1.00
Kenneth Taylor	43,333	1%	$1.00	2/04/2003	2/04/2008	$1.00
Kam Gill	43,333	1%	$1.00	2/04/2003	2/04/2008	$1.00
Ian MacNeily	200,000	7%	$0.40	9/16/2002	9/16/2007	$0.40
Mark Brennan	132,000	5%	$0.40	9/16/2002	9/16/2007	$0.40
Mark Brennan	132,000	5%	$0.60	9/16/2002	9/16/2007	$0.40
Mark Brennan	132,000	5%	$0.80	9/16/2002	9/16/2007	$0.40
Kurt Menchen	173,333	6%	$1.00	2/04/2003	2/04/2008	$1.00
Tony Wonnacott	25,000	1%	$1.00	4/23/2003	4/23/2008	$0.90
Tony Wonnacott	75,000	3%	$1.10	7/23/2003	7/23/2008	$1.10
Stephen Woodhead	100,000	1%	$1.00	4/23/2003	4/23/2008	$0.90
Management Total	2,935,997	68%				
Consultants/Others (2)	900,000	32%				
Total	**3,835,997**	**100%**				

(1) <r>Options were vested upon granting, with the exception those options granted to Michael Baybak, as described in note 2, which options vested 25% on 7/23/03, 25% vested on 10/23/03, 25% vested on 1/23/04 and 25% vested on 4/23/04.

(2) Mr. Robert Chapman was granted options to purchase 200,000 shares at $0.55 on 10/15/02 as he was to provide the Company with investor relations services (he failed to perform those services and his options were cancelled during fiscal 2003); Mr. Robert Moriarty was granted options to purchase 100,000 shares at $0.55 on 10/15/02 (set to expire on 10/15/07) and options to purchase 50,000 shares at $1.00 on 2/4/03 (set to expire on 2/4/08) as he provides consulting services (market and business analysis) to the Company; Mr. Wade Dawe was granted options to purchase 100,000 shares at $1.00 on 2/4/03 (set to expire on 2/4/08) as he provides consulting services (market and business analysis) to the Company, Mr. Chuck Thorman was granted options to purchase 50,000 shares at $1.00 on 2/4/03 (set to expire on 2/4/08) as he provides market and business advisory services to the Company; Mr. David Williamson was granted options to purchase 50,000 shares at $1.00 on 2/4/03 (set to expire on 2/4/08) as he provides market and business advisory services to the Company; Mr. Ian Gordon was granted options to purchase 50,000 shares at $1.00 on 2/4/03 (set to expire on 2/4/08) as he provides consulting services (market and business analysis) to the Company; Mr. Richard Garnett was granted options to purchase 50,000 shares at $1.00 on 2/4/03 (set to expire on 2/4/08) as he provides market and business advisory services to the Company; Mr. Michael Baybak was granted options to purchase 150,000 shares at $1.00 on 04/23/03 (set to expire on 04/23/08) as he provides investor relations services to the Company consulting services (market and business analysis); and Mr. Bill Clarke was granted options to purchase 100,000 shares at $1.00 on 7/25/03 (set to expire on 7/25/08) as he provides market and business advisory services to the Company. </r>

Table No. 9 gives certain information concerning stock option exercises during Fiscal 2003 Ended 8/31/2003 by our Senior Management and Directors. It also gives information concerning stock option values. During Fiscal 2003, a total of 961,790 stock options in aggregate were exercised.

Table No. 9
Aggregated Stock Options Exercises in Fiscal 2003
Fiscal Yearend Unexercised Stock Options / Stock Option Values
Senior Management/Directors

Name	Nuber of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Yearend Exercisable/ Unexercisable	Value of Unexercised In-the Money Options at Fiscal Yearend Exercisable/ Unexercisable
Stan Bharti	650,000	$507,000	346,666/nil	$221,866
Ian MacNeily	100,000	$66,000	nil/nil	$nil
Kenneth Taylor	50,000	$48,500	43,333/nil	$27,733
Kam Gill	10,000	$ 7,000	83,333/nil	$78,133

Director Compensation. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below (and numerically totaled above) no Director received any compensation for his services as a Director, including committee participation and/or special assignments during Fiscal 2003.

The independent Directors are now paid fees in their capacity as Directors of the Company; each independent Director is paid $1,000 per fiscal quarter. The independent Directors are paid fees in their capacity for sitting on various committees of the Board of Directors; those Committees are the Corporate Governance Committee, the Nominating Committee, the Audit Committee and the Compensation Committee; see discussion below regarding additional information on these Committees. The chairs of each of the Committees are paid $1,000 per fiscal quarter with the remaining Committee members receiving $500 per fiscal quarter. The payment of all of the above directors' fees was introduced 7/25/2003. The independent Directors are Peter Bojtos, Nancy McInerney-Lacombe and Ken Taylor.

Stock Options. The Company may grant stock options to Directors, Senior Management and employees and consultants. Refer to ITEM #6.E., "Share Ownership" and Table No. 8/9/10 for additional information.

Change of Control Remuneration. The Company had no formal plans in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2004 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds **US$100,000** per Senior Management. However, consulting agreements with certain of the Senior Management contain options whereby each could be paid one-year's base compensation. These amounts for the following individuals could be: Peter Tagliamonte = US$190,000; Stan Bharti = CDN$180,000; William Pearson = CDN$150,000; Stephen Woodhead = CDN$120,000; Gerald McCarvill = CDN$100,000;; Kurt Menchen = CDN$90,000; Tony Wonnacott = CDN$75,000; and John Carlesso = CDN$60,000.

Other Compensation. No Senior Management/Director received "other compensation" in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation. Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management. Nevertheless, individual Senior Management have management contracts that stipulate bonuses under certain conditions.

Pension/Retirement Benefits. No funds were set aside or accrued by the Company during Fiscal 2003 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C. Board Practices

6.C.1. Terms of Office. Refer to ITEM 6.A.1.
6.C.2. Directors' Service Contracts. --- No Disclosure Necessary ---

6.C.3. Board of Director Committees.
The Board of Directors has appointed four Committees:
a. Audit Committee
b. Compensation Committee
c. Corporate Governance Committee
d. Nominating Committee

The Audit Committee is chaired by Nancy McInerney-Lacombe with Peter Bojtos and Kenneth Taylor comprising the remainder of the Committee. All members of this Committee are independent Directors. The Audit Committee is designed such that it has direct communication channels with the Chief Financial Officer and external auditors to discuss and review specific issues as appropriate. The Audit Committee is directly responsible for ensuring that management has designed and implemented an effective system of internal control. Additionally, the Audit Committee is responsible for the review of the annual and interim financial statements. Following this review, the Committee then makes a recommendation to the Board for approval. The Audit Committee met once during Fiscal 2003 and has met twice during Fiscal 2004 to date.

The Compensation Committee is chaired by Kenneth Taylor with Gerald McCarvill and Nancy McInerney-Lacombe comprising the remainder of the Committee. Gerald McCarvill is the only member of this Committee who is not an independent Director. The Compensation Committee is responsible for making recommendations to the Board relating to a review of the adequacy and form of compensation of Directors and Senior Management and ensures that compensation realistically reflects the responsibilities and risks involved in being an effective Director and/or a member of Senior Management. The Compensation Committee met once during Fiscal 2003 and has not met during Fiscal 2004 to date.

The Corporate Governance Committee is chaired by Peter Bojtos with Nancy McInerney-Lacombe and Kenneth Taylor comprising the remainder of the Committee. All members of this Committee are independent Directors. The Corporate Governance Committee is responsible for making recommendations to the Board relating to: (1) the adoption of a strategic planning process; (2) the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks; (3) the succession planning, including appointing, training and monitoring of senior management; (4) the development of a communications policy for the Company; (5) the integrity of the Company's internal control and management information systems; and (6) the development of the Company's approach to corporate governance issues, including, amongst other things, the Corporation's response to the guidelines set once during Fiscal 2003 and has not met during Fiscal 2004 to date.

The Nominating Committee is chaired by Gerald McCarvill with Peter Bojtos and Kenneth Taylor comprising the remainder of the Committee. Gerald McCarvill is the only member of this Committee who is not an independent Director. The Nominating Committee is responsible for making recommendations to the Board relating to: (1) the proposal of new nominees to the Board; (2) the assessment of current directors on an ongoing basis; (3) the implementation of a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors; (4) an orientation and education program for new recruits to the Board; and (5) the examination of the size of the Board with a view to determining the impact of the number upon effectiveness and to undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making. . The Nominating Committee did not meet during Fiscal 2003 and has not met during Fiscal 2004 to date.

6.D. Employees

As of 8/31/2003, 8/31/2002, and 8/31/2001, respectively, the Company had nine, four and two employees, including the Senior Management; all these "employees" were employed as independent contractors.

6.E. Share Ownership

Table No. 10 lists, as of 2/29/2004, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group. Table No. 10 also includes data on other persons/companies where the Company is aware that a shareholder has 5% or greater beneficial interest in the Company's securities. Refer to Table No. 11 and No. 12 for additional information.

Table No. 10
Shareholdings of Directors and Senior Management
Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class #
Common	Stan Bharti (1)	2,406,666	4.2%
Common	Gerald McCarvill (2)	1,884,333	3.3%
Common	William Pearson (3)	573,333	1.0%
Common	Peter Bojtos (4)	479,999	0.8%
Common	Peter Tagliamonti (5)	400,000	<0.1%
Common	Kurt Menchen (6)	373,333	<0.1%
Common	Nancy McInerney-Lacombe (7)	283,333	<0.1%
Common	Anthony Wonnacott (8)	254,000	<0.1%
Common	Kenneth Taylor (9)	226,666	<0.1%
Common	Stephen Woodhead (10)	200,000	<0.1%
Common	Kamaljit Gill (11)	208,333	<0.1%
Common	Albert Carlesso (12)	125,000	<0.1%
Total Directors/Management/5% Holders		**7,424,996**	**13.0%**

(1) 1,346,666 represent currently exercisable stock options.
(2) 1,233,333 represent currently exercisable stock options.
125,000 represent currently exercisable warrants.
(3) 573,333 represent currently exercisable stock options.
(4) 369,999 represent currently exercisable stock options.
(5) 400,000 represent currently exercisable stock options.
(6) 373,333 represent currently exercisable stock options.
(7) 283,333 represent currently exercisable stock options.
(8) 250,000 represent currently exercisable stock options.
(9) 226,666 represent currently exercisable stock options.
(10) 208,333 represent currently exercisable stock options.
(11) 125,000 represent currently exercisable stock options.

Based on 57,176,543 shares outstanding as of 2/29/2004 and stock options/ share purchase warrants held by each beneficial holder exercisable within sixty days..

Stock Options. The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the Toronto Exchange and the Ontario Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto. The Company adopted a formal written stock option plan (the "Plan") on 2/12/2003. The Plan was amended 1/21/2004 to increase the number of stock options grantable to 8,500,000.

The purpose of the Plan is to attract, retain and motivate management, staff and consultants by providing them with the opportunity, through share options, to acquire a propriety interest in the Company and benefit from its growth.

The options are non-assignable and may be granted for a term not exceeding five years. Other material aspects of the Plan are described below:

a. a total of 8,500,000 shares may be reserved for issue under the Plan;

b. options granted under the Plan will terminate 90 days following the termination of an optionee's employment or the optionee ceasing to be a director or consultant and 30 days if the optionee is an investor relations employee, unless the directors of the Company otherwise determine;

c. options granted under the Plan will terminate one year following the death of an optionee;

d. the total number of shares which may be reserved for issuance to any one individual under the Plan shall not exceed 5% of the total number of issued and outstanding common shares and the total number of shares which may be reserved for issuance to related persons (being directors and officers of the Corporation, and their associates) under the Plan shall not exceed 10% of the total number of issued and outstanding common shares; and

e. options will be granted at prices determined by the board of directors on the basis of the market price, where "market price" shall mean the prior trading day closing price of the shares of the Company on any stock exchange on which the shares are listed or last trading price on the prior trading day on any dealing network where the shares trade, and where there is no such closing price or trade on the prior trading day "market price" shall mean the average of the most recent bid and ask of the shares of the Company on any stock exchange on which the shares of the Company trade.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 11 as of 2/29/2004, as well as the number of options granted to Directors and independent contractors.

Table No. 11
Stock Options Outstanding

Name	Number of Common Shares	CDN$ Exer. Price	Grant Date	Expir'n Date
Gerry McCarvill	450,000	$0.38	7/11/2002	7/11/2007
	173,333	$1.00	2/04/2003	2/04/2008
	300,000	$1.62	9/22/2003	9/22/2008
	300,000	$1.70	12/22/2003	12/22/2008
Stan Bharti	346,666	$1.00	2/04/2003	2/04/2008
	500,000	$1.62	9/22/2003	9/22/2008
	500,000	$1.70	12/22/2003	12/22/2008
William Pearson	50,000	$0.38	7/11/2002	7/11/2007
	173,333	$1.00	2/04/2003	2/04/2008
	200,000	$1.62	9/22/2003	9/22/2008
	150,000	$1.70	12/22/2003	12/22/2008
Peter Bojtos	100,000	$0.38	7/11/2002	7/11/2007
	86,666	$1.00	2/04/2003	2/04/2008
	100,000	$1.62	9/22/2003	9/22/2008
	83,333	$1.70	12/22/2003	12/22/2008
Kurt Menchen	173,333	$1.00	2/04/2003	2/04/2008
	200,000	$1.62	9/22/2003	9/22/2008
Nancy E. McInernery	100,000	$1.00	7/02/2003	7/02/2008
	100,000	$1.62	9/22/2003	9/22/2008
	83,333	$1.70	12/22/2003	12/22/2008
Stephen Woodhead	50,000	$1.00	4/23/2003	4/23/2008
	100,000	$1.62	9/22/2003	9/22/2008
	50,000	$1.70	12/22/2003	12/22/2008
Kam Gill	40,000	$0.38	7/11/2002	7/11/2007
	43,333	$1.00	2/04/2003	2/04/2008
	100,000	$1.62	9/22/2003	9/22/2008
	25,000	$1.70	12/22/2003	12/22/2008
Tony Wonnacott	25,000	$1.00	4/23/2003	4/23/2008
	75,000	$1.10	7/23/2003	7/23/2008
	100,000	$1.62	9/22/2003	9/22/2008
	50,000	$1.70	12/22/2003	12/22/2008
Kenneth Taylor	43,333	$1.00	2/04/2003	2/04/2008
	100,000	$1.62	9/22/2003	9/22/2008
	83,333	$1.70	12/22/2003	12/22/2008
John Carlesso	100,000	$1.62	9/22/2003	9/22/2008
	25,000	$1.70	12/22/2003	12/22/2008
Peter Tagliamonte	400,000	$1.65	10/22/2003	10/22/2008
Total Officers/Directors	5,579,996			
Total Other	1,368,500			
Total	**6,948,496**			

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.
7.A.1.b. Significant Changes in Major Shareholders' Holdings.
7.A.1.c. Different Voting Rights.
The Company is unaware of any persons/companies who hold 5% or greater beneficial ownership in the Company. The Company's major shareholders do not have different voting rights. Refer to ITEM #6.E, and Table No. 10 / No.11.

7.A.2. Canadian Share Ownership.
On 12/19/2003, the Company's shareholders' list showed 57,160,043 common shares outstanding and 461 registered shareholders. 111 registered shareholders were resident in Canada holding 51,554,386 common shares; 349 registered shareholders were resident in the United States holding 5,605,640 common shares; and one registered shareholder was resident in one other country holding 17 common shares. The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has approximately 1000 beneficial owners of its common shares.

7.A.3. Control of Company. The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., "History and Growth of the Company", and ITEM #6.E., "Share Ownership".

7.A.4. Change of Control of Company Arrangements. No Disclosure Necessary

7.B. Related Party Transactions

Shared Office
The Company rents its offices under its own name and shares the facilities with other private and public companies: Forbes & Manhattan, Inc., Valencia Ventures Inc., Crowflight Minerals Inc., Admiral Bay Resources Inc., Alexis Minerals Corporation, Beartooth Platinum Corporation and Largo Resources Ltd.

Acquisition of Jacobina Property
Stan Bharti, the President/CEO of the Company, is also a director and former officer of VVI (formerly William Multi-Tech Inc. and, prior to that, William Resources Inc.), the entity from which the Company acquired the Jacobina Property. At the time that the Company and VVI entered into the agreement that entitled the Company to earn a 51% interest in the Jacobina Property, Mr. Bharti was not an officer or Director of the Company. At the time that VVI granted the Company the option to acquire the remaining 49% interest in the Jacobina Property, Mr. Bharti refrained from participating in the negotiations that led to the granting of the option, declared his interest in the matter and refrained from voting at the directors meetings held to approve the granting of the option.

Indirect Payments to Stan Bharti, President/Director
Pursuant to an administrative services agreement, effective June 2002, entered into between the Company and Forbes & Manhattan Inc. ("FMI"), a corporation controlled by Mr. Stan Bharti, fees in the amount of $90,000 and $22,500 were paid during the Fiscal 2003/Fiscal 2002, respectively, in respect of office and other administrative services performed by FMI for the Company.

7.C. Interests of Experts and Counsel --- No Disclosure Necessary ---

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The consolidated financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit reports of McGovern Hurley Cunningham and DeVisser Gray, independent Chartered Accountants, are included herein immediately preceding the consolidated financial statements.

Audited Financial Statements:

Fiscal 2003/2002/2001 Ended August 31st

8.A.7. Legal/Arbitration Proceedings

Under the agreement to acquire the remaining 49% of the Jacobina Mine, VVI has provided certain indemnities to the Company for liabilities not recorded at the date of acquisition. These amounts include taxes payable to the Brazilian Federal and State authorities, for which formal refinancing arrangements have now been concluded; liabilities to third parties, which are presently subject to settlement negotiations; as well as labor and health related claims by former employees, which are being contested in court. Arrangements have been made by VVI to settle all of the past taxes payable, totaling some $1.6 million, over periods of up to 15 years. A conservative estimate of the claims relating to silicosis, for the period prior to the Company's acquisition of Jacobina, and for which VVI has indemnified the Company is US$1.6 million. It is management's belief that the labor-related claims are substantially without merit and the Company and VVI intend to defend the actions vigorously.

Other than described above, the Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

Other than described above, the Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B. Significant Changes

No undisclosed significant change has occurred since the date of the annual financial statements, and/or since the date of the most recent interim financial statements.

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information

The Company's common shares trade on the Toronto Stock Exchange in Toronto, Ontario, Canada, under the symbol "DSM". The initial public offering was effective on the TSX Venture Exchange on 8/26/1994 under a former name, "Fredonia Oil & Gas Ltd.", where it traded until 7/23/2003.

The Company’s common shares were listed on the Berlin Stock Exchange on 6/9/2003, with the trading symbol of DRT; trading activity has been limited with total volume through 2/29/2004 of 560,828. The closing price on 8/31/2003 was euro$1.02; the closing price on 2/29/2004 was euro$0.87. The Company’s common shares were listed on the Frankfurt Stock Exchange on 10/7/2003, with the trading symbol of DRT; trading activity has been limited with a closing price on 2/29/2004 of euro$0.87.

Table No. 9 lists the volume of trading and high, low and closing sales prices on the Toronto Stock Exchange (TSX Venture Exchange prior to 7/23/2003 and the Canadian Venture Exchange prior to 8/2/2002 and the Vancouver Stock Exchange prior to November 1999) for actual trades of common shares of the Company for the last six months, last eight fiscal quarters, and last five fiscal years.

Table No. 12
Toronto Stock Exchange
Common Shares Trading Activity

Period Ended	Volume	High	- Sales - Canadian Dollars Low	Closing
Monthly				
2/29/2004	6,308,539	$1.70	$1.36	$1.48
1/31/2004	6,674,800	$1.78	$1.26	$1.41
12/31/2003	5,062,044	$2.00	$1.48	$1.72
11/30/2003	10,109,957	$2.19	$1.67	$2.00
10/31/2003	7,386,980	$1.75	$1.40	$1.74
9/30/2003	5,406,200	$1.79	$1.46	$1.56
Quarterly				
8/31/2003	9,705,584	$1.64	$0.83	$1.64
5/31/2003	4,327,847	$0.97	$0.77	$0.82
2/28/2003	14,185,566	$1.14	$0.48	$0.91
11/30/2002	5,182,620	$0.61	$0.37	$0.54
8/31/2002	2,532,858	$0.54	$0.26	$0.37
5/31/2002	1,004,504	$0.60	$0.21	$0.52
2/28/2001	601,520	$0.46	$0.13	$0.38
11/30/2001	48,000	$0.18	$0.11	$0.15
Yearly				
8/31/2003	33,401,617	$1.64	$0.37	$1.64
8/31/2002	4,186,882	$0.60	$0.11	$0.37
8/31/2001	106,564	$0.25	$0.11	$0.12
8/31/2000	590,361	$0.29	$0.08	$0.15
8/31/1999	1,059,516	$0.45	$0.10	$0.25

9.A.5. Common Share Description

Registrar/Common Shares Outstanding/Shareholders
The Company's common shares are issued in registered form and the following information is taken from the records of Equity Transfer Services Inc. (located at 120 Adelaide Street, Suite 420, Toronto, Ontario, M5H 4C3, Canada), the registrar and transfer agent for the common shares.

Common Share Description
All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the *Canada Business Corporations Act* . Unless the *Canada Business Corporations Act* or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options
Refer to ITEM 6.E. and Tables No. 8/9/11 for additional information.

Share Purchase Warrants

Table No. 13 lists, as of 2/29/2004, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants. As of 2/29/2004, the Company was aware of 13 holders of its 5,882,353 share purchase warrants, seven of whom were resident in Canada and five resident in the United States.

Table No. 13
Share Purchase Warrants Outstanding

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants
5/17/2002	500,000	0	$0.25	$0.28	5/17/2004
8/03/2002	3,000,000	600,000	$0.50		8/03/2004
2/18/2003	2,350,533	2,275,533	$1.25		8/18/2004
7/22/2003	2,172,727	2,168,727	$1.35		7/22/2005
7/22/2003	227,272	227,272	$1.10		7/22/2005
7/22/2003	113,636	113,636	$1.35		7/22/2005
11/20/2003	5,882,353	5,882,353	$2.50		11/20/2008

9.A.6. Differing Rights

9.A.7.a. Subscription Warrants/Right

9.A.7.b. Convertible Securities/Warrants

--- No Disclosure Necessary ---

9.C. Stock Exchanges Identified

The common shares trade on the Toronto Stock Exchange in Toronto, Ontario.
The common shares trade on the Berlin Stock Exchange, in Germany.
The common shares trade on the Frankfurt Stock Exchange, in Germany.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital. As of 8/31/2003, 8/31/2002, and 8/31/2001, there were authorized an unlimited number of common shares without par value. At these dates, there were 32,868,484, 16,825,108, and 15,535,818 common shares issued and outstanding, respectively.

During the last five years, less than 10% of the capital has been "paid for" with assets other than cash.

10.A.2. Shares Not Representing Capital.
10.A.3. Shares Held By Company.
--- No Disclosure Necessary ---

10.A.4. Stock Options/Share Purchase Warrants
10.A.5. Stock Options/Share Purchase Warrants
--- Refer to Table No. 8, Table No. 9, Table No. 11 and Table No. 13. ---

10.A.6. History of Share Capital
The Company has financed its operations through funds raised in public/private placements of common shares and Special Warrants; and shares issued upon conversion of Special Warrants.

Date	Nature of Share Issuance	Number of Shares	Capital Raised
Fiscal 2000:	Mineral Property acquisition	44,000 Shares	$8,360
	Special Warrants	2,500,000 Shares	$236,250
Fiscal 2002:	Private Placement	500,000 Shares	$100,000
	Exercise of Stock Options	789,290 Shares	$94,715
Fiscal 2003:	Special Warrants	5,000,000 Warrants	$1,872,475
	Exercise of Stock Options	961,790 Shares	$272,764
	Private Placements	9,246,250 Units	$9,086,190
	Exercise of Warrants	835,000 Shares	$350,450
Fiscal 2004:	Warrants Exercised	2,244,000 Shares	$1,640,697
	Options Exercised	332,500 Shares	$205,350
9/10/2003	Private Placement	8,115,000 Shares	$11,198,700
10/16/2003	Jacobina Property	1,851,852 Shares	$3,000,000
11/20/2003	Private placement	11,764,707 Units	$17,684,071

10.A.7. Resolutions/Authorizations/Approvals
--- No Disclosure Necessary ---

10.B. Memorandum and Articles of Association

--- No Disclosure Necessary ---

10.C. Material Contracts

--- No Disclosure Necessary ---

10.D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, ”Taxation" below.

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E. Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of <r>all material</r> principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. Holder and no representation is made with respect to the Canadian income tax consequences to any particular person. Accordingly, U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended 8/31/2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares. Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%. If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 5% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the *Tax Ac*t. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The Toronto Stock Exchange is a prescribed stock exchange under the *Tax Ac*t. A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include half of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada. The Holder may, subject to certain limitations, deduct half of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

The following is a brief summary of <r>all material</r> principal United States income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the "Act" and the "Treaty", is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares. The gain or loss will be a capital gain or capital loss if the Company's common shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common shares. A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

Under a number of circumstances, an United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended 8/31/2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F. Dividends and Paying Agents
The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders. The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G. Statement by Experts --- No Disclosure Necessary ---
10.H. Document on Display --- No Disclosure Necessary ---

10.I. Subsidiaries. The Company has three wholly owned subsidiaries: Desert Sun de Mexico S.R.L. de C.V. incorporated in Mexico (inactive); DSM Participacoes Ltd., incorporated in Brazil; and Jacobina Mineração e Comercio Ltda., incorporated in Brazil.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
--- No Disclosure Necessary ---

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A. Debt Securities --- No Disclosure Necessary ---
12.B. Warrants and Rights --- No Disclosure Necessary ---
12.C. Other Securities --- No Disclosure Necessary ---
12.D. American Depository Shares -- No Disclosure Necessary ---

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
--- No Disclosure Necessary ---

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS --- No Disclosure Necessary ---

<r>

ITEM 15. CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's President and Chief Financial Officer, of the effectiveness of the design and operation of the Company's "disclosure controls and procedures" [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report. Based upon that evaluation, the President and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no significant change in the Company's internal control over financial reporting that occurred during the Company's most recently completed fiscal year ended 8/31/2003 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

</r>

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

<r>The Company's Audit Committee consists of three unrelated directors, all of whom are both financially literate and very knowledgeable about the Company's affairs. The chair of the Audit Committee, Nancy E. McInerney-Lacombe, is the "audit committee's financial expert". She is a senior executive with close to 30 years of domestic and international experience in the financial sector. Her career has spanned three key areas of the sector including: banking, banking regulation and financial sector restructuring in the developing world. Ms McInerney-Lacombe's previous roles included Senior Vice President, Royal Bank of Canada; Director, Deposit Taking Institutions, The Office of the Superintendent of Financial Institutions; Financial Sector Specialist for the World Bank and consultant to the Central Bank of Trinidad & Tobago.

ITEM 16B. CODE OF ETHICS

The Company has not adopted a written "code of ethics" that meets the new United States' Sarbanes-Oxley standards; the Board of Directors believes that existing Canadian standards and procedures is adequate for its purposes. The Company has not seen any need to adopt a written code of ethics on the basis that its corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, the compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the code; and accountability for adherence to the code.

Item 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES

The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy / procedure. The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by McGovern Hurley Cunningham, including audit services, audit related services, tax services and other services. The procedure requires that all proposed engagements of McGovern Hurley Cunningham for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by McGovern Hurley Cunningham and DeVisser Grey to the Company were:

Fiscal Year ended December 31, 2003 and 2002 Principal Accountant Fees and Services	Fiscal Year 2003	Fiscal Year 2002
Audit Fees	$29,015	$13,000
Audit Related Fees (1)	$3,100	$10,000
Tax Fees (2)	$2,500	$nil
All Other Fees (3)	$nil	$nil
Total	$34,615	$23,000

</r>

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

--- No Disclosure Necessary ---

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

--- No Disclosure Necessary ---

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the consolidated financial statements.

The consolidated financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit reports of McGovern Hurley Cunningham and DeVisser Gray, independent Chartered Accountants, are included herein immediately preceding the audited financial statements.

Audited Financial Statements

Auditor's Report, dated 11/22/2003
<r> Auditor's Report, dated 11/19/2002</r>

Consolidated Balance Sheets at 8/31/2003 and 8/31/2002
Consolidated Statement of Shareholders' Equity
from inception on 5/21/1980 through Fiscal 2003 Ended 8/31/2003
Consolidated Statements of Operations and Deficit
for the years ended 8/31/2003, 8/31/2002, and 8/31/2001
cumulative from inception on 5/21/1980
Consolidated Statements of Cash Flows
for the years ended 8/31/2003, 8/31/2002, and 8/31/2001
cumulative from inception on 5/21/1980
Notes to Consolidated Financial Statements

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19. EXHIBITS

Page

1. Articles of Incorporation/Bylaws as currently in effect:
Incorporated by reference to Form 20-F Annual Reports and Form 6-K's.

2. Instruments defining the rights of holders of equity or
debt securities being registered.
--- Refer to Exhibit No. 1 ---

3. Voting Trust Agreements: No Disclosure Necessary

4. Material Contracts:
Incorporated by reference to Form 6-K's.

<r>

a. Valencia Ventures Final Agreement, dated 8/30/2003; filed 1/22/2004
b. Rockwater Capital Termination Agreement, dated 8/1/2003; filed 1/22/2004
c. Management Agreements: filed 3/16/2004
1. Independent Contractor Agreement with Stan Bharti, dated 11/01/2003
2. Consulting Agreement with John Carlesso, dated 9/22/2003
3. Independent Contractor Agreement with McCarvill Consulting, dated 11/1/2003
4. Consulting Agreement with Kurt Menchen, dated 2/13/2003
5. Independent Contractor Agreement with Pearson Geological Lt, dated 11/1/2003
6. Executive Employment Agreement with Peter Tagliamonti, effective 11/3/2003
7. Independent Contractor Agreement: Stephen Woodhead Consulting, dated 11/01/2003
8. Independent Contractor Agreement with Wonnacott Consulting, dated 11/01/2003

</r>

5. Foreign Patents: No Disclosure Necessary
6. Earnings Per Share Calculation: No Disclosure Necessary
7. Ratio of Earnings To Fixed Charges: No Disclosure Necessary

8. List of Subsidiaries:
Incorporated by reference to Form 20-F Annual Reports and Form 6-K's.

9. Statement Regarding Date of Financial Statements: No Disclosure Necessary
10. Notice Required by Rul3e 104 of Regulation BTR: No Disclosure Necessary
11. Code of Ethics as required by ITEM No. 16: No Disclosure Necessary

<r>

12: The certifications required by Rule 13a-14(a) or Rule 15d-14(a) 93

13. The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and
Section 1350 of Chapter 63 of Title 18 of the United States Code 95

14. Additional Exhibits:

A. Incorporated by reference to Form 6-K's.
1. Notice of Meeting/Information Circular/Form of Proxy; filed 1/23/2004
2. Information Circular and Proxy for AGM for FY1999; filed 1/26/2004
3. Information Circular and Proxy for AGM for FY2000; filed 1/26/2004
4. Short Form Prospectus, dated 11/12/2003; filed 1/28/2004
5. Consents by "Experts" regarding Prospectus; filed 1/28/2004
6. SNC Lavalin Technical Report, dated 10/29/2003; filed 1/28/2004
7. Renewal Annual Information Form for FY2003; filed 3/12/2004
8. SRK Consulting Group Technical Report on Jacobina Property; filed 3/23/2004

B. Incorporated by reference to Form 20-FR filed 9/30/2003
1. Notice of Meeting/Information circular/proxy for FY2002 AGM
2. Annual Information Form for FY2002
3. Underwriting Agreement for Proposed Offering
4. Acknowledgements/Letters Regarding Recipient Agencies

</r>

DESERT SUN MINING CORP.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003

(Stated in Canadian Dollars)

DESERT SUN MINING CORP.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003



AUDITORS' REPORT

To the Shareholders of
Desert Sun Mining Corp.
(An Exploration Stage Company)

We have audited the consolidated balance sheet of Desert Sun Mining Corp. (An Exploration Stage Company) as at August 31, 2003 and the consolidated statements of shareholders' equity, operations and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at August 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at August 31, 2002 and for the years ended August 31, 2002 and 2001 were audited by another firm of Chartered Accountants who expressed an opinion without reservation on those statements in their report dated November 19, 2002.

McGOVERN, HURLEY, CUNNINGHAM, LLP

Signed "McGovern, Hurley, Cunningham, LLP"

Chartered Accountants

TORONTO, Canada
November 21, 2003

2005 Sheppard Avenue East, Suite 300, Toronto, Ontario, Canada, M2J 5B4
Telephone: (416) 496-1234 – Fax: (416) 496-0125 – E-Mail: info@mhc-ca.com – Website: www.mhc-ca.com

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Directors of Desert Sun Mining Corp.,

We have audited the consolidated balance sheets of Desert Sun Mining Corp. as at August 31, 2002, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended August 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at August 31, 2002, 2001 and 2000 and the results of its operations and cash flows for each of the years in the three year period ended August 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a basis consistent with that of the previous year.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
November 19, 2002

CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)	**August 31, 2003 $**	August 31, 2002 $
ASSETS		
CURRENT		
Cash and equivalents	**6,832,461**	1,735,139
Amounts receivable and prepaid expenses	**68,742**	41,313
	6,901,203	1,776,452
EXPLORATION PROPERTY, PLANT AND EQUIPMENT (Note 3)	**3,147,498**	35,836
EQUIPMENT (Note 4)	**39,455**	-
	10,088,156	1,812,288
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	**487,632**	15,970
CONTINGENCY (Note 10)		
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 6(a) and (b))	**16,952,085**	7,132,582
WARRANTS (Note 6(g))	**1,682,832**	-
SPECIAL WARRANTS (Note 6(c))	**-**	1,872,475
CONTRIBUTED SURPLUS (Notes 6(d) and (f))	**428,419**	-
DEFICIT	**(9,462,812)**	(7,208,739)
	9,600,524	1,796,318
	10,088,156	1,812,288

NATURE OF OPERATIONS (Note 1)

Approved on behalf of the Board of Directors:

________________________________, Director

________________________________, Director

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(Stated in Canadian Dollars)	Common Shares #	Common Shares $	Warrants $	Consolidated Surplus and Others $	Accumulated Deficit $	Total $
Balance at inception - 21 May 1980	-	-	-	-	-	-
Issuance of shares for cash	1,985,000	358,400	-	-	-	358,400
Issuance of shares for property interest	200,000	40,000	-	-	-	40,000
Loss for the period	-	-	-	-	(76,005)	(76,005)
Balance - 30 June 1981	2,185,000	398,400	-	-	(76,005)	322,395
Issuance of shares for cash	50,000	20,000	-	-	-	20,000
Issuance of shares for property interest	(200,000)	(40,000)	-	-	-	(40,000)
Loss for the period	-	-	-	-	(103,570)	(103,570)
Balance - 30 June 1982	2,035,000	378,400	-	-	(179,575)	198,825
Issuance of shares for cash	310,000	146,000	-	-	-	146,000
Loss for the period	-	-	-	-	(207,254)	(207,254)
Balance - 30 June 1983	2,345,000	524,400	-	-	(386,829)	137,571
Issuance of shares for cash	100,000	15,000	-	-	-	15,000
Issuance of shares on settlement of debt	337,300	79,297	-	-	-	79,297
Loss for the period	-	-	-	-	(119,422)	(119,422)
Balance - 30 June 1984	2,782,300	618,697	-	-	(506,251)	112,446
Consolidation of shares on a 1 for 4 basis	(2,086,725)	-	-	-	-	-
Balance after consolidation	695,575	618,697	-	-	(506,251)	112,446
Loss for the period	-	-	-	-	(222,162)	(222,162)
Balance - 30 June 1985	695,575	618,697	-	-	(728,413)	(109,716)
Exercise of options	50,806	25,702	-	-	-	25,702
Issuance of shares on settlement of debt	656,114	121,438	-	-	-	121,438
Loss for the period	-	-	-	-	(90,922)	(90,922)
Balance - 30 June 1986	1,402,495	765,837	-	-	(819,335)	(53,498)
Issuance of shares for cash	1,090,625	446,222	-	-	-	446,222
Exercise of options	50,000	38,500	-	-	-	38,500
Exercise of warrants	300,000	240,000	-	-	-	240,000
Issuance of shares on settlement of debt	13,258	11,800	-	-	-	11,800
Share issuance costs	-	(85,000)	-	-	-	(85,000)
Loss for the period	-	-	-	-	(199,462)	(199,462)
Balance - 30 June 1987	2,856,378	1,417,359	-	-	(1,018,797)	398,562
Issuance of shares for cash	424,000	372,590	-	-	-	372,590
Exercise of options	141,319	113,226	-	-	-	113,226
Exercise of warrants	7,500	8,250	-	-	-	8,250
Issuance of shares for property interest	150,000	202,250	-	-	-	202,250
Loss for the period	-	-	-	-	(310,420)	(310,420)
Balance - 30 June 1988	3,579,197	2,113,675	-	-	(1,329,217)	784,458
Issuance of shares for cash	138,887	92,500	-	-	-	92,500
Exercise of options	439,244	273,001	-	-	-	273,001
Issuance of shares for property interest	68,323	30,062	-	-	-	30,062
Loss for the period	-	-	-	-	(363,636)	(363,636)
Balance - 30 June 1989	4,225,651	2,509,238	-	-	(1,692,853)	816,385

Continued…

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(Stated in Canadian Dollars)	Common Shares #	Common Shares $	Warrants $	Consolidated Surplus and Others $	Accumulated Deficit $	Total $
Balance - 30 June 1989	4,225,651	2,509,238	-	-	(1,692,853)	816,385
Issuance of shares for cash	684,210	130,000	-	-	-	130,000
Exercise of options	2,314,230	538,030	-	-	-	538,030
Issuance of shares on settlement of debt	777,984	140,037	-	-	-	140,037
Issuance of shares for property interest	100,000	18,000	-	-	-	18,000
Issuance of shares for equipment	200,000	49,000	-	-	-	49,000
Loss for the period	-	-	-	-	(226,197)	(226,197)
Balance - 30 June 1990	8,302,075	3,384,305	-	-	(1,919,050)	1,465,255
Consolidation of shares on a 1 for 6 basis	(6,918,396)	-	-	-	-	-
Balance after consolidation	1,383,679	3,384,305	-	-	(1,919,050)	1,465,255
Issuance of shares for cash	1,000,000	405,000	-	-	-	405,000
Exercise of options	21,286	19,158	-	-	-	19,158
Issuance of warrants	26,316	30,000	-	-	-	30,000
Loss for the period	-	-	-	-	(184,483)	(184,483)
Balance - 30 June 1991	2,431,281	3,838,463	-	-	(2,103,533)	1,734,930
Issuance of shares for cash	137,000	55,485	-	-	-	55,485
Exercise of warrants	11,000	4,950	-	-	-	4,950
Loss for the period	-	-	-	-	(32,776)	(32,776)
Balance - 31 August 1991	2,579,281	3,898,898	-	-	(2,136,309)	1,762,589
Issuance of shares for cash	389,000	101,140	-	-	-	101,140
Exercise of options	390,000	200,000	-	-	-	200,000
Exercise of warrants	366,500	174,515	-	-	-	174,515
Loss for the period	-	-	-	-	(533,739)	(533,739)
Balance - 31 August 1992	3,724,781	4,374,553	-	-	(2,670,048)	1,704,505
Exercise of options	242,074	36,311	-	-	-	36,311
Loss for the period	-	-	-	-	(2,001,735)	(2,001,735)
Balance - 31 August 1993	3,966,855	4,410,864	-	-	(4,671,783)	(260,919)
Issuance of shares on settlement of debt	1,613,400	242,010	-	-	-	242,010
Consolidation of shares on a 1 for 5 basis	(4,464,204)	-	-	-	-	-
Balance after consolidation	1,116,051	4,652,874	-	-	(4,671,783)	(18,909)
Loss for the period	-	-	-	-	(30,725)	(30,725)
Balance - 31 August 1994	1,116,051	4,652,874	-	-	(4,702,508)	(49,634)
Issuance of shares for cash	1,400,000	215,269	-	-	-	215,269
Exercise of warrants	170,000	44,200	-	-	-	44,200
Loss for the period	-	-	-	-	(97,936)	(97,936)
Balance - 31 August 1995	2,686,051	4,912,343	-	-	(4,800,444)	111,899
Stock split on a 2 for 1 basis	2,686,051	-	-	-	-	-
Balance after stock split	5,372,102	4,912,343	-	-	(4,800,444)	111,899

Continued…

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(Stated in Canadian Dollars)	Common Shares #	Common Shares $	Warrants $	Consolidated Surplus and Others $	Accumulated Deficit $	Total $
Balance after stock split (Continued)	5,372,102	4,912,343	-	-	(4,800,444)	111,899
Issuance of shares for cash	2,328,324	551,142	-	-	-	551,142
Exercise of warrants	173,680	49,499	-	-	-	49,499
Issuance of shares for property interest	400,000	180,000	-	-	-	180,000
Loss for the period	-	-	-	-	(396,596)	(396,596)
Balance - 31 August 1996	8,274,106	5,692,984	-	-	(5,197,040)	495,944
Issuance of shares for cash	420,000	380,000	-	-	-	380,000
Share issue costs	18,803	-	-	-	-	-
Exercise of warrants	3,926,154	531,423	-	-	-	531,423
Loss for the period	-	-	-	-	(563,475)	(563,475)
Balance - 31 August 1997	12,639,063	6,604,407	-	-	(5,760,515)	843,892
Issuance of shares for cash	115,000	26,450	-	-	-	26,450
Exercise of options	250,000	57,500	-	-	-	57,500
Loss for the period	-	-	-	-	(311,640)	(311,640)
Balance - 31 August 1998	13,004,063	6,688,357	-	-	(6,072,155)	616,202
Issuance of shares for property interest	4,411	3,750	-	-	-	3,750
Exercise of warrants	5,000	1,150	-	-	-	1,150
Loss for the period	-	-	-	-	(903,772)	(903,772)
Balance - 31 August 1999	13,013,474	6,693,257	-	-	(6,975,927)	(282,670)
Shares held in escrow cancelled	(21,656)	-	-	-	-	-
Loss for the period	-	-	-	-	(68,822)	(68,822)
Balance, August 31, 2000	12,991,818	6,693,257	-	-	(7,044,749)	(351,492)
Shares issued for property interest	44,000	8,360	-	-	-	8,360
Special warrants issued for cash	2,500,000	236,250	-	-	-	236,250
Loss for the period	-	-	-	-	(38,569)	(38,569)
Balance, August 31, 2001	15,535,818	6,937,867	-	-	(7,083,318)	(145,451)
Private placements	500,000	100,000	-	-	-	100,000
Exercise of stock options	789,290	94,715	-	-	-	94,715
Issuance of special warrants for cash	-	-	-	1,872,475	-	1,872,475
Loss for the period	-	-	-	-	(125,421)	(125,421)
Balance, August 31, 2002	16,825,108	7,132,582	-	1,872,475	(7,208,739)	1,796,318
Issuance of special warrants for cash	-	-	-	100,000	-	100,000
Conversion of special warrants	5,000,000	1,419,047	553,428	(1,972,475)	-	-
Private placements	9,246,520	7,694,174	1,212,471	179,545	-	9,086,190
Stock-based compensation	-	-	-	248,874	-	248,874
Exercise of warrants	835,000	433,517	(83,067)	-	-	350,450
Exercise of stock options	961,790	272,765	-	-	-	272,765
Adjustment	66	-	-	-	-	-
Loss for the period	-	-	-	-	(2,254,073)	(2,254,073)
Balance, August 31, 2003	**32,868,484**	**16,952,085**	**1,682,832**	**428,419**	**(9,462,812)**	**9,600,524**

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Stated in Canadian Dollars)	Cumulative from Inception (May 21, 1980) to August 31, 2003 $	**Year Ended August 31, 2003 $**	Year Ended August 31, 2002 $	Year Ended August 31, 2001 $
REVENUE	-	**-**	-	-
EXPENSES				
Amortization	29,227	**2,952**	959	1,599
Bank charges and interest	39,966	**4,993**	3,247	913
Consulting fees	428,504	**401,769**	26,735	-
Foreign exchange loss/(gain)	6,625	**7,644**	(1,095)	(23)
Investor relations and shareholders information	391,247	**389,112**	2,117	-
Management and administrative services	749,745	**716,745**	33,000	-
Office and miscellaneous	3,107,406	**114,827**	17,190	28,019
Professional fees	209,508	**118,678**	28,307	17,312
Rent	66,634	**65,134**	1,500	-
Telephone	53,226	**49,794**	3,432	-
Transfer agent, listing and filing fees	206,785	**167,162**	15,440	18,288
Travel and entertainment	366,807	**297,705**	68,516	586
Write-off of property interests	3,910,160	**-**	23,249	-
Write-off of equipment	168,348	**-**	5,437	-
Forgiveness of amounts payable	(154,741)	**-**	(100,199)	(28,018)
	9,579,447	**2,336,515**	127,835	38,676
Loss before the undernoted	(9,579,447)	**(2,336,515)**	(127,835)	(38,676)
Interest income	116,635	**82,442**	2,414	107
NET LOSS FOR THE PERIOD	(9,462,812)	**(2,254,073)**	(125,421)	(38,569)
DEFICIT, beginning of period	-	**(7,208,739)**	(7,083,318)	(7,044,749)
DEFICIT, end of period	(9,462,812)	**(9,462,812)**	(7,208,739)	(7,083,318)
BASIC AND DILUTED NET LOSS PER SHARE		**0.09**	0.01	0.00
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		**25,048,434**	15,780,313	13,801,166

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)	Cumulative from Inception (May 21, 1980) to August 31, 2003 $	**Year Ended August 31, 2003 $**	Year Ended August 31, 2002 $	Year Ended August 31, 2001 $
CASH PROVIDED BY (USED IN):				
OPERATING ACTIVITIES				
Loss for the period	(9,462,812)	**(2,254,073)**	(125,421)	(38,569)
Adjustments for non-cash items:				
Amortization	452,194	**2,952**	959	1,599
Compensation expense (Note 6(f))	248,874	**248,874**	-	-
Forgiveness of debt	(154,741)	**-**	(100,199)	(28,018)
Write off of property interests	3,910,160	**-**	23,249	-
Write off of equipment	165,552	**-**	5,437	-
Net changes in non-cash working capital balances	1,161,133	**444,233**	(100,233)	60,021
	(3,679,640)	**(1,558,014)**	(296,208)	(4,967)
INVESTING ACTIVITIES				
Exploration property, plant and equipment (net)	(6,607,164)	**(3,111,662)**	(35,836)	(4,204)
Purchase of equipment (net)	(609,193)	**(42,407)**	-	-
	(7,216,357)	**(3,154,069)**	(35,836)	(4,204)
FINANCING ACTIVITIES				
Private placements	12,536,805	**9,086,190**	194,715	-
Issue of special warrants	2,208,725	**100,000**	1,872,475	-
Exercise of warrants	1,434,437	**350,450**	-	-
Exercise of options	1,548,491	**272,765**	-	-
	17,728,458	**9,809,405**	2,067,190	-
Change in cash and equivalents – for the period	6,832,461	**5,097,322**	1,735,146	(9,171)
Cash and equivalents – beginning of period	-	**1,735,139**	(7)	9,164
Cash and equivalents – end of period	6,832,461	**6,832,461**	1,735,139	(7)
SUPPLEMENTAL INFORMATION:				
Interest paid	-	**-**	-	-
Income taxes paid	-	**-**	-	-
Issuance of shares for property interests	442,422	**-**	-	8,360
Issuance of shares for equipment	49,000	**-**	-	-
Issuance of shares to settle debt	594,582	**-**	-	-
Conversion of special warrants to shares and warrants	2,208,725	**1,972,475**	-	236,250

See accompanying notes to these consolidated financial statements.

1. NATURE OF OPERATIONS

Desert Sun Mining Corp. ("Desert Sun" or the "Company"), an exploration stage company, which on March 20, 2003 was continued under the *Canada Business Corporations Act.,* is engaged in the acquisition, exploration and development of properties for the purpose of producing precious metals. The Company's principal asset is its 100% interest in the Jacobina gold project located in the State of Bahia, in northeastern Brazil. The ability of Desert Sun to realize the costs it has incurred to date on this property is dependent upon the Company being able to finance the development of the commercial ore body that has been identified subsequent to the year end, and to resolve any technical, environmental, regulatory, or other constraints which may hinder the successful development of the property.

In order to meet future expenditures and cover administrative costs, the Company may need to raise additional financing. Although Desert Sun has been successful in raising funds to date, there can be no assurance that adequate funding will be available in the future, or available under terms favourable to the Company. These financial statements have been prepared on a going concern basis that assumes the Company will be able to continue to realize its assets and discharge its liabilities in the normal course of business. In the event the Company is not able to obtain adequate funding, there is uncertainty as to whether the Company will be able to maintain or complete the acquisition of its property interests. The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and reflect the significant accounting policies outlined below. These policies conform, in all material respects, with United States generally accepted accounting principles ("US GAAP"), except as discussed in Note 12.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its more than 50%-owned subsidiaries. All material inter-company balances and transactions have been eliminated.

Cash and equivalents

Cash and equivalents comprise cash on hand and short-term investments generally which mature within 90 days from the date of acquisition. The investments are held in a Canadian chartered bank or a financial institution controlled by a Canadian chartered bank.

Exploration property, plant and equipment

Property acquisition costs and related direct exploration costs are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful lives of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

The cost of exploration property, plant and equipment includes any cash consideration paid, and the fair market value of shares issued, if any, on the acquisition of property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its property interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Environmental expenditures

The operations of the Company may in the future be affected by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. To date, the Company has incurred no environmental expenditures relating to the exploration of properties.

Continued…

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Equipment and amortization

Office equipment is recorded at cost and amortized over the estimated useful economic lives of three to ten years, principally using the declining balance method.

Share capital

Common shares issued for non-monetary consideration are recorded at their fair market value based on the trading price of the Company's shares on the Toronto Stock Exchange on the date of the agreement to issue the shares.

Stock-based compensation

Effective September 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section defines recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. Under these new standards, all stock-based payments made to non-employees must be systematically accounted for in the enterprise's financial statements. These standards also define a fair value-based method of accounting for stock-based employee compensation plans. Under this method, compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. Desert Sun has elected to continue to follow the intrinsic value method of accounting for stock options granted to directors and employees. Under this method, no compensation expense is recorded when stock options are granted to directors and employees if the exercise price of the stock options granted is equal to or above the current market value of the underlying shares. Any consideration paid by directors and employees on the exercise of stock options is credited to share capital. The accounting for stock-based compensation to directors and employees as a compensation expense using the fair value method is disclosed as pro-forma information. The Company records stock options granted to consultants using the fair value method. The Company's stock-based compensation plan is described in Notes 6(e) and 6(f). These financial statements omit the effect of stock options granted before September 1, 2002.

Income taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Loss per share

Loss per share is calculated using the weighted-average number of common shares outstanding during the period. Diluted loss per share is calculated using the treasury stock method. Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the consolidated financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. The most significant estimates are related to recoverability of exploration expenditures, exploration property, plant and equipment and contingencies. Actual results could differ from those estimates.

Foreign currency translation

The Canadian dollar is the functional currency of all of the Company's operations, which are classified as integrated for foreign currency translation purposes. Under this method translation gains or losses are included in the determination of net income or loss.

Monetary assets and liabilities of the Company's integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization which is translated at historical rates, are translated at the average exchange rates for the period.

Continued…

(Stated in Canadian Dollars)

3. EXPLORATION PROPERTY, PLANT AND EQUIPMENT

	Balance at August 31, 2001 $	Net Additions (Write offs) $	Balance at August 31, 2002 $	Net Additions (Write offs) $	**Balance at August 31, 2003 $**
Jacobina Mine, Brazil					
Acquisition costs	-	25,000	25,000	300,000	**325,000**
Feasibility study expenses	-	-	-	626,648	**626,648**
Drilling and assaying	-	-	-	832,260	**832,260**
Geological and geophysical	-	9,000	9,000	369,872	**378,872**
Permitting	-	-	-	32,179	**32,179**
Site labour and consumables	-	159	159	706,075	**706,234**
Transport, travel and accommodation	-	1,677	1,677	244,628	**246,305**
	-	35,836	35,836	3,111,662	**3,147,498**
Tabutama Borate Project, Mexico					
Acquisition	23,105	(23,105)	-	-	**-**
Camp, accommodation and travel	144	(144)	-	-	**-**
	23,249	(23,249)	-	-	**-**
	23,249	12,587	35,836	3,111,662	**3,147,498**

JACOBINA MINE
Bahia State, Brazil

Desert Sun entered into an option agreement with Valencia Ventures Inc. (formerly William Multi-Tech Inc.) ("VVI") dated May 17, 2002 to acquire a 51% interest in the Jacobina Mine and related mineral concessions by paying $25,000 and agreeing to spend US$2 million on the properties prior to December 31, 2004. An officer and director of the Company is a director of VVI. In terms of the agreement, the Company had the option to withdraw from this agreement at any time without penalty and, provided the Company had spent in excess of US$500,000 on the property it would retain a proportionate interest in the property.

On September 20, 2002, Desert Sun entered into a Memorandum of Understanding whereby the Company could acquire the remaining 49% interest in the mine by paying $100,000 upon execution of a formal agreement and a further $5,000,000 within 90 days of earning the initial 51% interest.

On August 1, 2003, Desert Sun entered into an agreement with Rockwater Capital Corporation ("Rockwater") to purchase from Rockwater a 1.7% net smelter royalty on the Jacobina Mine for cash consideration of $200,000. A director of the Company is also a director of Rockwater.

Subsequent to August 31, 2003, Desert Sun exercised its option to acquire the remaining 49% interest of the Jacobina property, plant and equipment from VVI. The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares in the capital of the Company, at a price of $1.62 per share. As a result of the exercise of this option, Desert Sun owns 100% of the Jacobina property subject to a 5% net profit interest in favour of a third party.

TUBUTAMA BORATE PROJECT
Sonora, Mexico

The Company entered into an option agreement to acquire up to an 80% interest in this project by making a cash payment of US$50,000 (US$5,000 paid), paying costs relating to the project of up to a maximum of US$5,000 (US$4,187 paid), issuing 120,000 shares (44,000 issued) and incurring $250,000 in exploration expenditures to earn a 60% interest. The Company could earn a further 20% interest by preparing a positive feasibility report on the project. The Company terminated its interest in the agreement during the year ended August 31, 2002.

Continued…

(Stated in Canadian Dollars)

4. EQUIPMENT

	Cost $	Accumulated Amortization $	**2003 Net** **$**	2002 Net $
Office furniture and equipment	16,392	1,639	**14,753**	-
Computer equipment	26,015	1,313	**24,702**	-
	42,407	2,952	**39,455**	-

5. RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(a) See Note 3 (Jacobina Mine).

(b) Management and administrative services expense includes $90,000 (2002 - $Nil; 2001 - $Nil), which was paid to a company controlled by an officer and director of the Company for administrative services including the services of the Company's corporate secretary.

(c) Various directors, officers and companies controlled by directors and/or officers of Desert Sun were paid $646,063 (2002 - $81,068; 2001 - $18,000) in service fees and bonuses during the year. The service fees are subject to consultant agreements. The related parties are also reimbursed for out-of-pocket expenses relating to the business of Desert Sun.

(d) A director of the Company subscribed for 125,000 units of the private placement described in Note 6(b)(i) for gross proceeds of $125,000.

(e) Desert Sun shares its premises with other companies that have common directors. Desert Sun is reimbursed by the related companies for their proportional share of the expenses. Included in amounts receivable and prepaid expenses at August 31, 2003 is approximately $23,000 (2002 - $Nil) due from these companies.

Continued…

(Stated in Canadian Dollars)

6. SHARE CAPITAL

a) Authorized

Unlimited number of common shares without par value.

b) Issued

	Number of Shares #	Amount $
Issued at August 31, 2000	12,991,818	6,693,257
Property acquisition	44,000	8,360
Special warrants	2,500,000	236,250
Issued at August 31, 2001	15,535,818	6,937,867
Private placements	500,000	100,000
Exercise of stock options	789,290	94,715
Issued at August 31, 2002	16,825,108	7,132,582
Conversion of special warrants (Note 6(c))	5,000,000	1,419,047
Private placement – February 2003 (i)	4,701,065	3,983,267
Private placement – July 2003 (ii)	4,545,455	3,710,907
Exercise of warrants	835,000	433,517
Exercise of stock options	961,790	272,765
Adjustment	66	-
Issued at August 31, 2003	**32,868,484**	**16,952,085**

(i) On February 18, 2003, the Company issued 4,701,065 units at a price of $1.00 per unit for total gross proceeds of $4.7 million. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase an additional common share at a price of $1.25 for a period of eighteen months, until August 18, 2004. The gross proceeds, less issue costs, have been prorated to common shares and warrants based on the fair value of each component, as follows: shares - $3,983,267; warrants - $525,266.

(ii) On July 22, 2003, the Company issued 4,545,455 units at a price of $1.10 per unit for total gross proceeds of $5 million pursuant to an underwriting agreement with Sprott Securities Inc. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase an additional common share at a price of $1.35 for a period of two years, until July 22, 2005. The gross proceeds, less issue costs and the fair value of Compensation Options (Note 6(d)), have been prorated to common shares and warrants based on the fair value of each component, as follows: shares - $3,710,907; warrants - $687,205.

c) Special Warrants

During the year ended August 31, 2002, the Company issued 5,000,000 special warrants which are convertible, for no additional consideration, into one share of the Company and 0.6 of a non-transferable common share purchase warrant, with each whole warrant entitling the holder to acquire an additional common share for $0.50 within two years of the issuance of the warrant.

The Company received $1.9 million of the gross proceeds of this special warrant financing during 2002 and the balance of $100,000 in the current year.

During the year ended August 31, 2003, the special warrants were converted into 5,000,000 common shares of the Company valued at $1,419,047 and 3,000,000 warrants valued at $553,428.

Continued…

(Stated in Canadian Dollars)

6. SHARE CAPITAL (continued)

d) Compensation options

As part of the private placement described in Note 6(b)(ii), a total of 227,272 Compensation Options were issued to the underwriter. Each Compensation Option entitles the holder to purchase one Compensation Unit at a price of $1.10 per Compensation Unit until July 22, 2005. Each Compensation Unit consists of one common share of the Company and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.35 until July 22, 2005. The fair value of the Compensation Options, determined using the Black-Scholes option pricing model to be $179,545, has been recorded to contributed surplus. As at August 31, 2003, 227,272 Compensation Options were outstanding.

e) Stock Options

Under the Company's Stock Option Plan (the "Plan"), the Company may grant to directors, officers, employees and consultants options to purchase up to 4,000,000 common shares of the Company. The maximum number of shares which may be issued to any one individual within a twelve-month period must not exceed 5% of the total number of shares issued and outstanding (on a non-diluted basis) at the time of grant. Options granted under the Plan have a five-year term and are priced at the closing price of the Company's common shares on the Toronto Stock Exchange on the day immediately prior to the date of granting. These options vest at varying dates.

Summary of stock option activity:

	August 31, 2003		August 31, 2002	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
	#	**$**	#	$
Balance, beginning of period	**1,809,290**	**0.33**	1,553,580	0.12
Granted	**2,835,997**	**0.86**	1,695,000	0.34
Exercised	**(961,790)**	**0.28**	(789,290)	0.12
Cancelled or expired	**(550,000)**	**0.56**	(650,000)	0.12
Balance, end of period	**3,133,497**	**0.79**	1,809,290	0.33

Summary of stock options outstanding at August 31, 2003:

Exercise Price $	Number Outstanding #	Remaining Contractual Life (Years)	Number Exercisable #
0.38	797,500	3.83	797,500
0.40	132,000	4.00	132,000
0.55	100,000	4.08	100,000
0.60	132,000	4.00	132,000
0.80	132,000	4.00	132,000
1.00	1,339,997	4.41	1,339,997
1.00	275,000	4.67	200,000
1.00	100,000	4.83	-
1.10	75,000	4.92	75,000
1.35	50,000	4.92	-
	3,133,497		2,908,497

Continued…

(Stated in Canadian Dollars)

6. SHARE CAPITAL (continued)

f) Stock-Based Compensation

The Company applies the intrinsic value-based method of accounting for stock-based compensation awards to employees and accordingly no compensation cost is recognized. Had stock-based compensation for 1,885,997 options granted to employees under the Plan since September 1, 2002 been determined on the basis of fair value at the date of the grant in accordance with the fair value method of accounting for stock-based compensation, the Company's pro forma net loss and loss per share for the nine months ended August 31, 2003 would have been as follows:

	Net loss	Net loss per share
	$	$
As reported	2,254,073	0.09
Add: Additional stock based compensation	463,336	0.02
Pro forma	2,717,409	0.11

The Company applies the fair value method of accounting for stock-based compensation awards to non-employees, and accordingly $248,874 was recorded as a consulting expense and contributed surplus for the 950,000 options granted to non-employees during the year ended August 31, 2003.

The fair value of each option was estimated on the date of the grant using a Black-Scholes option pricing model with the following weighted average assumptions used: dividend yield of 0%, expected volatility of 78%, a risk free rate of 4% and an expected life of five years.

g) Warrants

Summary of warrant activity:

	August 31, 2003		August 31, 2002	
	Number of Warrants	**Weighted Average Exercise Price**	Number of Warrants	Weighted Average Exercise Price
	#	**$**	#	$
Balance, beginning of period	**500,000**	**0.28**	2,500,000	0.14
Issued	**7,623,260**	**0.98**	500,000	0.28
Exercised	**(835,000)**	**0.42**	-	-
Expired	**-**	**-**	(2,500,000)	0.14
Balance, end of period	**7,288,260**	**1.00**	500,000	0.28

Summary of warrants outstanding at August 31, 2003:

Expiry Date	Exercise Price	Number of Warrants	Amount
	$	#	$
April 17, 2004	0.28	110,000	-
August 3, 2004	0.50	2,580,000	475,948
August 18, 2004	1.25	2,325,533	519,679
July 22, 2005	1.35	2,272,727	687,205
		7,288,260	1,682,832

Continued…

(Stated in Canadian Dollars)

7. INCOME TAXES

(a) Provision for Income Taxes

Major items causing the Company's income tax rate to differ from the Canadian statutory rate of approximately 37% (2002 - 39%; 2001 - 42%) were as follows:

	August 31		
	2003	2002	2001
	$	$	$
Loss before income taxes	**(2,254,073)**	(125,421)	(38,569)
Expected income tax benefit based on statutory rate	**(834,000)**	(49,000)	(16,000)
Adjustments to benefit resulting from:			
Share issue costs	**(46,000)**	-	-
Stock-based compensation	**92,000**	-	-
Valuation allowance	**788,000**	49,000	16,000
	-	-	-

(b) Future Tax Balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities in Canada approximate the following:

	August 31		
	2003	2002	2001
	$	$	$
Future income tax assets (liabilities)			
Non-capital losses	**2,200,000**	1,539,000	1,629,000
Exploration properties	**102,000**	108,000	116,000
Share issue costs	**182,000**	-	-
Valuation allowance	**(2,484,000)**	(1,647,000)	(1,745,000)
	-	-	-

(c) Tax Loss Carry-Forwards

The Company has approximately $1,507,000 (2002 - $313,000) of resource expenditures which, under certain circumstances, may be utilized to reduce Canadian taxable income of future years. The potential income tax benefit of these losses has not been recognized in the accounts.

As at August 31, 2003, the Company has approximately $5,945,000 (2002 - $4,000,000) of non-capital losses in Canada, which can be used to reduce taxable income of future years. These losses begin to expire in the current year, and will fully expire in the year 2010. The potential income tax benefit of these losses has not been recognized in the accounts.

8. SEGMENTED INFORMATION

Geographic segmentation of the Company's assets is as follows:

	August 31,	
	2003	2002
	$	$
Canada	**6,760,157**	1,776,452
Brazil	**3,327,999**	35,836
	10,088,156	1,812,288

All expenses included in the consolidated statement of operations were incurred in Canada.

Continued…

(Stated in Canadian Dollars)

9. FINANCIAL INSTRUMENTS

Fair Value

Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The carrying amounts for cash and short-term investments, amounts receivable and accounts payable and accrued liabilities on the balance sheet approximate fair value because of the limited term of these instruments.

Foreign Exchange Risk

Certain of the Company's expenses are incurred in the United States and Brazilian currencies and are therefore subject to gains or losses due to fluctuations in these currencies.

Commodity Price Risk

The ability of the Company to develop its properties and the future profitability of the Company is directly related to the market price of certain minerals.

10. SUBSEQUENT EVENTS AND CONTINGENCY

a) Acquisition of 100% of the Jacobina Mine

In September 2003, Desert Sun exercised its option to acquire the remaining 49% interest of the Jacobina property from Valencia Ventures Inc. (''VVI''). The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares in the capital of the Company to VVI at a price of $1.62 per share. As a result of the exercise of this option, Desert Sun owns 100% of the Jacobina property subject to a 5% net profit interest in favour of a third party. To give effect to this acquisition, Desert Sun has acquired a 100% interest in the equity of Jacobina Mineração e Comercio Ltda. ("Jacobina"), the Brazilian company that holds the mining and exploration licences, fixed property, etc.

Management believes that Jacobina has substantial tax losses in Brazil that under certain circumstances may be carried forward to offset future taxable income, but cannot reasonably estimate these losses and the resulting future income tax assets at this time. Had the tax losses been determined at this time, a valuation allowance equal to the total amount of any future income tax assets would have been recorded to offset any such benefit.

Under the agreement, VVI has provided certain indemnities to Desert Sun for liabilities not recorded at the date of acquisition. These amounts include taxes payable to the Brazilian Federal and State authorities, for which formal refinancing arrangements have now been concluded; liabilities to third parties, which are presently subject to settlement negotiations; as well as labour and health related claims by former employees, which are being contested in court. Arrangements have been made by VVI to settle all of the past taxes payable, totaling some $1.6 million, over periods of up to 15 years. A conservative estimate of the claims relating to silicosis, for the period prior to the Company's acquisition of Jacobina, and for which VVI has indemnified Desert Sun is US$1.6 million. It is management's belief that the labour related claims are substantially without merit and Desert Sun and VVI intend to defend the actions vigorously.

b) $11 million private placement

In September 2003 Desert Sun issued 8,115,000 common shares at a price of $1.38 per share for total gross proceeds of $11.2 million pursuant to an underwriting agreement with Sprott Securities Inc., Griffiths McBurney & Partners, Octagon Capital Corporation and Pacific International Securities Inc. Proceeds from the offering are to be used to fund the development of the Jacobina project in Brazil and for working capital purposes.

c) $20 million bought deal financing

In November 2003, Desert Sun completed a bought deal financing pursuant to which it raised $20 million through the issuance of 11,764,707 units at a price of $1.70 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant of Desert Sun. Each whole warrant will be exercisable at a price of $2.50 for a period of five years. Proceeds from the offering are to be used to fund the development of the Jacobina project in Brazil and for working capital purposes.

Continued…

(Stated in Canadian Dollars)

10. SUBSEQUENT EVENTS AND CONTINGENCY (Continued)

d) Granting of options

Subsequent to the year end, 2,593,333 stock options were granted to various directors, officers and consultants of the Company. The stock options are exercisable at prices ranging from $1.62 to $1.95 per share for five years and are subject to shareholder approval.

11. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). The following represents the material adjustments to the consolidated financial statements as at and for the periods ended August 31, 2003, 2002 and 2001 in order to conform to accounting principles generally accepted in the United States ("US GAAP").

	August 31,		
	2003	2002	2001
	$	$	$
Assets			
Exploration property - Canadian GAAP	**3,147,498**	35,836	23,249
Less: exploration costs expensed - US GAAP (a)	**(3,147,498)**	(35,836)	(23,249)
Exploration property - US GAAP	**-**	-	-
Operations			
Net loss - Canadian GAAP	**(2,254,073)**	(125,421)	(38,569)
Exploration costs expensed - US GAAP (a)	**(3,111,662)**	(35,836)	(12,564)
Exploration costs written off - Canadian GAAP (a)	**-**	23,249	-
Compensation expense - Canadian GAAP	**248,874**	-	-
Compensation expense - US GAAP	**(497,748)**	(52,000)	-
Net loss - US GAAP	**(5,614,609)**	(190,008)	(51,133)
Loss Per Share			
Numerator: Net loss for the period - US GAAP	**(5,614,609)**	(190,008)	(51,133)
Denominator: Weighted-average number of shares - Canadian GAAP	**25,048,434**	15,780,313	13,801,166
Adjustment required - US GAAP (c)	**-**	(546,238)	(546,238)
Weighted average number of shares - US GAAP	**25,048,434**	15,234,075	13,254,928
Basic and diluted loss per share - US GAAP	**0.22**	0.01	0.00
Deficit			
Deficit, end of period - Canadian GAAP	**(9,462,812)**	(7,208,739)	(7,083,318)
Adjustment to deficit for exploration costs expensed - US GAAP (a)	**(3,147,498)**	(35,836)	(23,249)
Compensation expense	**(300,874)**	(52,000)	-
Deficit, end of period - US GAAP	**(12,911,184)**	(7,296,575)	(7,106,567)

Continued…

(Stated in Canadian Dollars)

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	August 31,		
	2003	2002	2001
	$	$	$
Cash Flows			
Cash flows from operating activities - Canadian GAAP	**(1,558,014)**	(296,208)	(4,967)
Exploration costs expensed as incurred - US GAAP (a)	**(3,111,662)**	(35,836)	(4,204)
Exploration costs written off - Canadian GAAP (a)	**-**	23,249	-
Cash flows from operating activities - US GAAP	**(4,669,676)**	(308,795)	(9,171)
Cash flows from investing activities - Canadian GAAP	**(3,154,069)**	(35,836)	(4,204)
Exploration property expensed as incurred - US GAAP (a)	**3,111,662**	35,836	4,204
Cash flows from investing activities - US GAAP	**(42,407)**	-	-
Future income taxes			
Future income taxes - Canadian GAAP	**-**	-	-
Future income tax asset relating to exploration costs expensed as incurred - US GAAP (a)	**1,151,000**	14,000	2,000
Increase in valuation allowance - US GAAP	**(1,151,000)**	(14,000)	(2,000)
Future income taxes - US GAAP	**-**	-	-

(a) Exploration Property

Exploration property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For US GAAP purposes, the Company expenses, as incurred, the exploration costs and option fees relating to unproven mineral properties. When proven and probable reserves are determined for property and a feasibility study prepared, subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically, for recoverability of carrying values.

(b) Stock-based Compensation

During the year ended August 31, 2002, the Company issued 145,000 options to non-employees which, under SFAS 123, must be recognized as a stock-based compensation expense. The fair value of these options would have been approximately $52,000. No options were issued to non-employees during the year ended August 31, 2001.

The following pro forma information presents the net loss for the year and the net loss per common share had the Company adopted SFAS 123 for all stock options issued to employees.

	August 31		
	2003	2002	2001
	$	$	$
Loss for the year - US GAAP	**(5,614,609)**	(190,008)	(51,133)
Fair value of options issued to employees - US GAAP	**(926,672)**	(474,000)	(156,000)
Pro forma loss - US GAAP	**(6,541,281)**	(664,008)	(207,113)
Pro forma loss per share - US GAAP	**0.26**	0.04	0.02

The fair value amounts have been determined using a Black-Scholes option pricing model with the following assumptions used for the years ended August 31, 2002 and 2001: dividend yield of 0%, expected volatility of 144% in 2002 and 116% in 2001, a risk-free interest rate of 4% and an expected life of five years.

Continued…

(Stated in Canadian Dollars)

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(c) Loss per Share

Under Canadian GAAP, shares held in escrow are included in the calculation of loss per share. Under US GAAP, shares held in escrow and which are contingently issuable are excluded from the weighted-average number of shares outstanding until such shares are released for trading.

Additionally, Statement of Financial Accounting Standards No. 128: Earnings per Share ("SFAS 128") replaces the presentation of primary earnings per share ("EPS") with a presentation of both basic and diluted EPS for all entitles with complex capital structures including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding in the year. Diluted EPS, which reflects the potential dilution that could occur if dilutive securities were converted into common stock, is computed similarly to fully diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be antidilutive. See Notes 6(e) and (g) for a list of stock options and warrants outstanding.

(d) Recent Accounting Pronouncements

Foreign Currency and Hedging

In November 2001, the CICA issued Accounting Guideline 13, "Hedging Relationships" ("AcG 13") which establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company's years ending on or after August 1, 2003. Effective August 1, 2003, the Company will reassess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. The Company does not currently have any hedging relationships.

Disposal of Long-Lived Assets and Discontinued Operations

In December 2002, the CICA issued Handbook Section 3475 for Disposal of Long-Lived Assets and Discontinued Operations with the purpose of harmonizing Canadian GAAP with US GAAP. The section is effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. The key aspects of Handbook Section 3475 are as follows:

- a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;
- a long-lived asset can only be classified as held for sale if certain criteria are met;
- an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;
- a loss recognized on classification of an asset as held for sale does not include future operating losses;
- discontinued operations are defined more broadly than previously. They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;
- the income statement display of discontinued operations is unchanged from previous display; and
- various disclosures related to the disposal of long-lived assets is required.

The Company has determined that the application of Section 3475 did not have a material effect on its financial position or results of operations.

Accounting for Severance and Termination Benefits

In March 2003, the EIC issued EIC Abstract 134 for Accounting for Severance and Termination Benefits, which addresses the various types of severance and termination benefits related to the termination of an employee's services prior to normal retirement. The accounting treatment must be applied prospectively to exit or disposal activities initiated after March 31, 2003. This Abstract harmonizes Canadian GAAP and US GAAP.

Continued…

(Stated in Canadian Dollars)

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Costs Associated with Exit or Disposal Activities

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 Accounting for Costs Associated with Exit or Disposal Activities ("FAS 146"). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, and is effective for exit or disposal activities initiated after December 31, 2002. FAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 ("EITF 94-3") Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain costs Incurred in Restructuring). The principal difference between FAS 146 and EITF 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity. FAS 146 requires that the cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas under EITF 94-3 the liability was recognized at the date of an entity's commitment to an exit plan. This is substantially consistent with the CICA EIC Abstract 135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring). This new guidance is effective for fiscal years beginning after December 31, 2002, and will impact any exit or disposal activities the Company initiates after that date.

Guarantees

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. FIN 45 requires the guarantor to recognize a liability for a non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of a guarantee at inception. This is substantially consistent with the CICA Accounting Guideline AcG-14, Disclosure of Guarantees. The Company does not have any guarantees under these standards.

Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities" ("VIE's") ("FIN 46") which requires that companies that control another entity through interests other than voting interest should consolidate the controlled entity. In the absence of clear control through a voting equity interest, a company's exposure (variable interests) to the economic risk and the potential rewards from a VIE's assets and activities are the best evidence of a controlling financial interest. VIE's created after January 31, 2003 must be consolidated immediately. VIE's existing prior to February 1, 2003 must be consolidated by the Company commencing with its first quarter 2004 financial statements. The Company has determined that it does not have any VIE's which will require consolidation.

Derivatives and Hedging Activities

In April 2003, the FASB issued SFAS No, 149 "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends and clarifies accounting for SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". In particular, it clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS No. 133; clarifies when a derivative contains a financing component; amends the definition to conform it to the language used in the FASB Interpretation No. 45; and amends certain other existing pronouncements. This is substantially consistent with the CICA EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments.

SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. CICA EIC Abstract 128 is effective for fiscal years beginning on or after July 1, 2003. The adoption of these new pronouncements is not expected to have a material effect on the Company's financial position or results of operations as the Company is not involved in any hedging activities.

Continued…

(Stated in Canadian Dollars)

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Liabilities and Equity

On May 15, 2003, the FASB issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.* The statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

Generally, the Statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company will adopt the provisions of the Statement on September 1, 2003. The Company is currently assessing the impact of the new standard.

Asset Retirement Obligations

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. This is substantially consistent with the CICA Handbook Section 3110, Asset Retirement Obligations, which is effective for fiscal periods beginning on or after January 1, 2004. The Company has determined that the application of SFAS 43 did not have a material effect on its financial position or results of operations.

Stock-based Employee Compensation

In December 2002, the FASB issued Statement 148 (SFAS 148), “Accounting for Stock-Based Compensation – Transition and Disclosure: an amendment of FASB Statement 123” (SFAS 123), to provide alternative transition methods for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in annual financial statements about the method of accounting for stock-based employee compensation and the pro forma effect on reported results of applying the fair value based method for entities that use the intrinsic value method of accounting. The pro forma effect disclosures are also required to be prominently disclosed in interim period financial statements. This statement is effective for financial statements for fiscal years ending after December 15, 2002 and is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002, with earlier application permitted. The Company does not plan a change to the fair value based method of accounting for stock-based employee compensation and believes that the accompanying financial statements are consistent with the new guidance contained in SFAS 148.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp. -- SEC File No. 000-29619
Registrant

Dated: May 20, 2004 By /s/ Stan Bharti
Stan Bharti, President/CEO/Director

Dated: May 20, 2004 By /s/ Stephen Woodhead
Stephen Woodhead, CFO

CERTIFICATION

I, Stan Bharti, Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 20-F/A of Desert Sun Mining Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d -15(f)) for the company and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: May 20, 2004

Stan Bharti
Chief Executive Officer

CERTIFICATION

I, Stephen Woodhead, Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 20-F/A of Desert Sun Mining Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d -15(f)) for the company and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: May 20, 2004

Stephen Woodhead
Chief Financial Officer

EXHIBIT 13.1

Certification of Chief Executive Officer
Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Desert Sun Mining Corporation, a company organized under the *Canada Business Corporations Act* (the "Company") on Form 20-F/A for the fiscal year ended August 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Stan Bharti, President/CEO/Director of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Stan Bharti
Stan Bharti, President/CEO/Director

Date: March 20, 2004

EXHIBIT 13.2

**Certification of Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report of Desert Sun Mining Corporation, a company organized under the *Canada Business Corporations Act* (the "Company") on Form 20-F/A for the fiscal year ended August 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Stephen Woodhead, Chief Financial Officer of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Stephen Woodhead
Stephen Woodhead, Chief Financial Officer

Date: March 20, 2004